UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933
Date Filed: June 10, 2004
File No. 24-10056

AGRI-LABORATORIES, LTD.
(Exact name of issuer as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

20927 State Route K
St. Joseph, MO 64505
(816) 233-9533
Fax: (816) 233-9546
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Steve Schram
20927 State Route K
St. Joseph, MO 64505
(816) 233-9533 Fax: 816-233-9541

(Name, address, including zip code and telephone number, including area code of agent for services)

Copies of communications to:

Roger N. Walter
Morris, Laing, Evans, Brock & Kennedy, Chtd.
800 SW Jackson, Suite 1310
Topeka, KS 66612
(785) 232-2662 Fax: (785) 232-9983

422990	48-0985251
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties.

a) Issuer's Directors:

Director Name	Business Address	Residence Address
William Fuller	3004 Woodleigh Road Birmingham, AL 35223	101 N. 24th Birmingham, AL 35223
Floyd Lewis	1504 S. 36th Yakimo, WA 98909-1846	2212 Road 1.4 NE Moses Lake, WA 98837
Dale Steege	14101 West 62nd Street Eden Prairie, MN 55344	25646 Pillsbury Avenue Lakeville, MN 55044
Dr. Robert Matthews	2850 Nave Road SE Massilon, OH 44646	3003 Westmoreland Avenue NW Canton, OH 44718
Dr. Lionel Reilly	10077 South 134th Street Omaha, NE 68138	20620 Corral Road Elkhorn, NE 68022
Walt Evans	3705 Pear Street St. Joseph, MO 64503	3703 East Colony Square St. Joseph, MO 64506
Dr. Arnold Nagely	East Highway 36 Marysville, KS 66508	1174 Keystone Road Marysville, KS 66508
Chuck Vander Ploeg	392 15th Street, NE Sioux City, IA 51250	437 4th Avenue NE Sioux Center, IA 51250
Leon Ellin	1409 C South Indiana Avenue Chicago, IL 60605	78 Jefferson Street Hoboken, NJ 07030
Buzzy Bluestone	1566 Miles St. PO Box 9940 Houston, TX 77213	11713 Fidelia Court Houston, TX 77024
Steve Schram	20927 State Route K St. Joseph, MO 64505	3702 Wheatridge Drive St. Joseph, MO 64506

b) Issuer's Officers:

Officer Name	Business Address	Residence Address	Title
Steve Schram	20927 State Route K St. Joseph, MO 64505	3702 Wheatridge Drive St. Joseph, MO 64506	CEO, President & Chairman of the Board
Terry Christie	20927 State Route K St. Joseph, MO 64505	3201 Harbor View Drive St. Joseph, MO 64506	Vice President of Research & Development
Herman Haenert	20927 State Route K St. Joseph, MO 64505	38020 Rolling Hills Drive Tucson, AZ 85739	Vice President of Business Development
Bill Barr	20927 State Route K St. Joseph, MO 64505	3408 East Colony Square St. Joseph, MO 64506	Vice President of Sales
Helen Taylor	20927 State Route K St. Joseph, MO 64505	12558 Highway 169 Helena, MO 64459	Chief Financial Officer
Edward S. Sloan	120 W. 12th St., Ste 1300, Kansas City, MO 64105	1761 E. 960 Road Lawrence, KS 66049	Secretary
Cary Becker	20927 State Route K St. Joseph, MO 64505	16354 Webster Street Omaha, NE 68118	Vice President of Special Projects

Dr. Brett Terhaar	20927 State Route K St. Joseph, MO 64505	2046 Adair-Madison Ave. Winterset, IA 50273	Vice-President of Technical Services

(c) Issuer's General Partners: Inapplicable, Issuer is a corporation.

(d) record owners of 5% or more of any class of Issuer's equity securities:

Class A Shares

Company Name	**Business Address**	**Residence Address**
Animal Medic, Inc.	Attn: Larry Gladfelter 3910 N. George Manchester, PA 17345	N/A
Animal Pharmaceuticals, Inc.	Attn: Bruce Noyes 1504 South 36th P.O. Box 10846 Yakima, WA 98909-1846	N/A
Double E	Attn: Frank Evans 3705 Pear Street P.O. Box 969 St. Joseph, MO 64503	N/A
Fuller Supply Company	Attn: Bill Fuller 1010 North 24th Street P.O. Box 2191 Birmingham, AL 35201	N/A
Keith Jeffers, Inc.	Attn: Keith Jeffers 353 West Inez Road P.O. Box 100 Dothan, AL 36302	N/A
Lakeland Veterinary Supply Co.	Attn: Dale Steege 14101 West 62nd Street Eden Prairie, MN 55344	N/A
Michigan Vet Farm	Attn: Morris Jackson 7415 Lawrence Highway Vermontville, MI 49096	N/A
MWI Veterinary Supply Co.	Attn: Jim Cleary 651 South Stratford Drive Suite 100 P.O. Box 910 Meridian, ID 83680	N/A
National Animal Health	Attn: Wendell Chapman 4013 East Eichel Evansville, IN 47715	N/A
Northwest Vet Supply, Inc.	Attn: Robert Lohmann 3104 N. Van Buren P.O. Box 1941 Enid, OK 73701	N/A
Professional Veterinary Products	Attn: Dr. Lionel Reilly 10077 South 134th Street Omaha, NE 68138	N/A
Robert J. Matthews Co.	Attn: Dr. Rbt K. Matthews 2850 Nave Road SE Massillon, OH 44646	N/A
Southern Livestock Supply Co.	Attn: Bo Richardson 7333 Town South Avenue Baton Rouge, LA 70808	N/A

T & H Distributors, LLC	Attn: Gary Tollett 2111 South 8th Street Rogers, AR 72758	N/A
Valley Veterinary Clinic, P.A.	Attn: Arnold Nagely 1118 Pony Express Hwy P.O. Box 504 Marysville, KS 66508	N/A
Vet & Poultry Supply	Attn: Ed Bradford 120 Greene Road P.O. Box 454 Goshen, IN 46526	N/A
Vet Pharm, Inc.	Attn: Chuck VanderPloeg 392-15th Street NE Sioux Center, IA 51250	N/A
Veterinary Pharmaceuticals, Inc.	Attn: Harold DesJardins 13159 13th Road West Hanford, CA 93230	N/A
Walco International	Attn: Jeff Williams 520 South Main St. Grapevine, TX 76051	N/A
West Plains Veterinary Supply of Springfield, Inc.	Attn: Larry Wilcox 614 North Washington P.O. Box 328 Springfield, MO 65801	N/A

Class B Shares

Name	Business Address	Residential Address
Lakeland Vet Employee Profit Sharing Plan	14101 West 62nd St. Eden Prairie, MN 55344	N/A
Michigan Vet Farm Supply	7415 Lawrence Highway Vermontville, MI 49096	N/A
Steve Schram	20927 State Route K St. Joseph, MO 64505	3702 Wheatridge Drive St. Joseph, MO 64506
Steege Family Ltd. Partnership	25646 Pillsbury Avenue Lakeville, MN 55044	N/A

(e) beneficial owners of 5% or more of any class of Issuer's equity securities:

Class A Shares

Company Name	Business Address	Residence Address
Animal Medic, Inc.	Attn: Larry Gladfelter 3910 N. George Manchester, PA 17345	N/A
Animal Pharmaceuticals, Inc.	Attn: Bruce Noyes 1504 South 36th P.O. Box 10846 Yakima, WA 98909-1846	N/A
Double E	Attn: Frank Evans 3705 Pear Street P.O. Box 969 St. Joseph, MO 64503	N/A
Fuller Supply Company	Attn: Bill Fuller 1010 North 24th Street P.O. Box 2191 Birmingham, AL 35201	N/A

Keith Jeffers, Inc.	Attn: Keith Jeffers 353 West Inez Road P.O. Box 100 Dothan, AL 36302	N/A
Lakeland Veterinary Supply Co.	Attn: Dale Steege 14101 West 62nd Street Eden Prairie, MN 55344	N/A
Michigan Vet Farm	Attn: Morris Jackson 7415 Lawrence Highway Vermontville, MI 49096	N/A
MWI Veterinary Supply Co.	Attn: Jim Cleary 651 South Stratford Drive Suite 100 P.O. Box 910 Meridian, ID 83680	N/A
National Animal Health	Attn: Wendell Chapman 4013 East Eichel Evansville, IN 47715	N/A
Northwest Vet Supply, Inc.	Attn: Robert Lohmann 3104 N. Van Buren P.O. Box 1941 Enid, OK 73701	N/A
Professional Veterinary Products	Attn: Dr. Lionel Reilly 10077 South 134th Street Omaha, NE 68138	N/A
Robert J. Matthews Co.	Attn: Dr. Rbt K. Matthews 2850 Nave Road SE Massillon, OH 44646	N/A
Southern Livestock Supply Co.	Attn: Bo Richardson 7333 Town South Avenue Baton Rouge, LA 70808	N/A
T & H Distributors, LLC	Attn: Gary Tollett 2111 South 8th Street Rogers, AR 72758	N/A
Valley Veterinary Clinic, P.A.	Attn: Arnold Nagely 1118 Pony Express Hwy P.O. Box 504 Marysville, KS 66508	N/A
Vet & Poultry Supply	Attn: Ed Bradford 120 Greene Road P.O. Box 454 Goshen, IN 46526	N/A
Vet Pharm, Inc.	Attn: Chuck VanderPloeg 392-15th Street NE Sioux Center, IA 51250	N/A
Veterinary Pharmaceuticals, Inc.	Attn: Harold DesJardins 13159 13th Road West Hanford, CA 93230	N/A
Walco International	Attn: Jeff Williams 520 South Main St. Grapevine, TX 76051	N/A
West Plains Veterinary Supply of Springfield, Inc.	Attn: Larry Wilcox 614 North Washington P.O. Box 328 Springfield, MO 65801	N/A

Class B Shares

Name	Business Address	Residential Address
Lakeland Vet Employee Profit Sharing Plan	14101 West 62nd St. Eden Prairie, MN 55344	N/A
Michigan Vet Farm Supply	7415 Lawrence Highway Vermontville, MI 49096	N/A
Steve Schram	20927 State Route K St. Joseph, MO 64505	3702 Wheatridge Drive St. Joseph, MO 64506
Steege Family Ltd. Partnership	25646 Pillsbury Avenue Lakeville, MN 55044	N/A

(f) promoters of the issuer; Not applicable.

(g) affiliates of the issuer; Tradewinds, Inc., a Kansas corporation, is a wholly owned subsidiary of Issuer.

(h) counsel to the issuer with respect to the proposed offering;

Counsel
Edward S. Sloan
Niewald, Waldeck & Brown
Twelve Wyandotte Plaza
120 West 12th St., Suite 1300
Kansas City, MO 64105-1932

Special Securities Counsel
Roger N. Walter
Morris, Laing, Evans, Brock & Kennedy, Chtd.
800 SW Jackson, Suite 1310
Topeka, KS 66612-1216

(i) each underwriter with respect to the proposed offering; Not applicable.

(j) the underwriter's directors; Not applicable.

(k) the underwriter's officers; Not applicable.

(l) the underwriter's general partners; Not applicable.

(m) counsel to the underwriter; Not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any disqualification pursuant to Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered by the officers of Agri-Labs who will receive no additional compensation for their sales activities. The offer of Class B shares will be offered only to employees or outside directors of Agri-Labs or its Class A shareholders. The offer of Class C shares will be limited to licensed and practicing veterinarians or business entities comprised of veterinarians who purchase on an annual basis. Agri-Labs currently intends to offer the securities in the following state's jurisdictions: Arkansas, California, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Montana, Nebraska, New Mexico, New York, North Dakota Pennsylvania, Oklahoma, South Dakota, Texas and Wisconsin.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) Name of such issuer. Agri-Laboratories, Ltd.
(2) The title and amount of securities issued. Within one year prior to filing this Form 1-A 10,226 shares of Class B stock of Agri-Laboratories, Ltd. were issued.

(3) Offering price. Within one year prior to filing of this Form 1-A Class B shares were sold for book value adjusted on a monthly basis. During this period the book value of Class B shares ranged from $18.00 to $19.25 per share. Also, the Company issued 50 shares each to 13 individuals for no cash consideration in consideration for attending a seminar, and issued 1,850 shares for no cash consideration as an incentive bonus to key management personnel. The shares issued to the seminar attendees were issued on June 4, 2002 when the book value of the shares was $18.70. The shares issued to management were issued on May 22, 2002 when the book value of the shares was $18.69. A total of 7,726 shares of Class B stock were issued for cash consideration in the aggregate amount of $147,052.80.

(4) Persons to whom the securities were issued. The names and identities of persons to whom Class B shares were issued within one year prior to the filing of this Form 1-A are as follows:

Alexander Shultz	Lance Thornberry	Brian Shultz
Barry Noll	Joshua Shultz	Ralph J. Feeser
LeAnn Nagely	Heidi Meeley	Scott Nagely
Eldon Reeb	Neal Nagely	Tina Clark
Mark Nagely	Kevin Price	Leon Ellin
Randal Krueger	Donald Janezic	Brenda Matthews
Steve Schram	Kim Brasel	Herman Haenert
Brent VanderZwaag	Cary Becker	Lisa Young
Helen Taylor	Darrell Bandy	Brett Terhaar

Monica Dennis	Heather Noyes	Susan Elizabeth Hess
Lois Gladfeller	Matt Ernsberger	Ronnie Hodge
Patti Lisonbee	Jerry Krasser	Brian Courtney
Chad Spitzer	Justin Day	Randy Ferking
Brenda Gilliland	Larry Inman	

(b) Sales for accounts of others. None of the securities of the Issuer or any of its predecessors or affiliated issuers were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer, or who was an underwriter of any securities of such issuer.

(c) Basis for exemption. Within one year prior to the filing of this Form 1-A there were 46 transactions involving the issuance of 10,226 Class B shares to 41 separate individuals. Twenty (20) of the transactions were to existing holders of Class B shares of the issuer. Eighteen (18) of the transactions did not involve the payment of any cash consideration and were issued to management as an incentive bonus or to attendees at a company seminar. Most of the purchasers qualify an accredited investors as defined in 17 C.F.R. §230.501(a). All of the purchasers had a pre-existing and privileged, inside relationship with the Issuer. All such purchasers were upper level management or "executive personnel" of either Class A shareholders or Agri-Labs, or were outside directors of Agri-Labs. All had a long term relationship with Agri-Labs which extended over numerous years and familiarity with its business operations which would have enabled them to have the requisite sophistication to evaluate the merits and risks of the investment.

Class B shares are non-voting shares and only entitle Class B shareholders to dividends. The primary purpose for selling the Class B shares is to create an incentive within the sales force of Agri-Labs' distributors to sell Agri-Labs' products, by providing them a share of Agri-Labs' profits.

The shares are restricted securities and may not be resold without the consent of the Issuer, and without an opinion of counsel satisfactory to the Issuer that resale will not require registration under federal and applicable state securities laws. Certificates for the Class B shares bear a restrictive legend. If the Class B shareholder's employment with the Class A shareholder or Agri-Labs terminates or if the Class A shareholder shall terminate its relationship as such with Agri-Labs, the Issuer has the option to redeem the shares at existing book value at the end of the month which precedes the shareholder's termination.

Sales of the Class B shares as described above were exempt under Section 4(2) of the Securities Act of 1933 as sales not involving a public offer. All of the individuals who purchased Class B shares were upper level management of either Class A Shareholders or Agri-Labs who had a long term relationship and familiarity with Agri-Labs and its business. No actual disclosure was provided, however all purchasers would have had access to all information concerning Agri-Labs, its operations and its financial condition.

ITEM 6. Other Present or Proposed Offerings

Not applicable.

ITEM 7. Marketing Arrangements

(a) The Class B and Class C shares to be issued under this Form 1-A offering are subject to restrictions on transfer imposed by Agri-Labs' Bylaws. These shares may not be sold or transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the shares, Agri-Labs has an option or right of refusal to purchase the shares at book value.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable.

PART II — OFFERING CIRCULAR
(DATE: June 10, 2004)

AGRI-LABORATORIES, LTD.
A Delaware Corporation
20927 State Route K
St. Joseph, Missouri 64505
Phone: (816) 223-9533
Fax: (816) 233-9546

Class B Common Stock – 100,000 shares
Price $20.07share

Class C Common Stock – 100,000 shares
Price $20.07 per share

MAXIMUM AGGREGATE OFFERING AMOUNT

Class B Common Stock - $2,020,000.00
Class C Stock - $2,020,000.00
Total Maximum Offering Amount - $4,040,000.00

Price per share $20.07 as of November 30, 2003 valid through March 31, 2004

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer
Class B Per Share	20.20	-0-	$20.20[1]
Total Class B Shares	2,020,000.00	-0-	$2,020,000.00
Class C Per Share	20.07	-0-	$20.07
Total Class C Shares	2,020,000.00	-0-	$2,020,000.00
Total Class B and Class C Shares	4,040,000.00	-0-	$4,040,000.00

Agri-Laboratories, Ltd. ("Agri-Labs"), a Delaware corporation, is offering up to 100,000 shares of its Class B common and up to 100,000 shares of its Class C common stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A and B shares). The current book value is $20.20 per share. After qualification, the offering price will be adjusted after each fiscal quarter to reflect the current net book value (divided by the total number of outstanding Class A, B and C shares). In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $5,000,000. Ownership of the Class B common stock is limited to employees of Agri-Labs or employees of Class A shareholders of Agri-Labs or outside directors. Class A shareholders are all retail distributors of Agri-Labs products. Ownership of the Class C common stock will be limited to licensed, practicing veterinarians or businesses comprised of veterinarians. Class B shares must be purchased in

[1] _Offering expenses estimated at $65,000 which include printing, accounting and legal services, are paid directly by the Company from revenue sources other than the Offering Proceeds.

minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. The offering price has been determined by reference to the existing book value of Class B shares. The Offering is being made on a "best efforts" basis directly to purchasers by Agri-Labs on a continuing basis for two years from the date this Offering is first qualified. This Offering will terminate on ____________________, 2006. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum number of shares which must be sold in order for Agri-Labs to have access to offering proceeds. Therefore, the proceeds will be deposited directly into Agri-Labs operating accounts. See "Use of Proceeds."

See "Risk Factors" beginning on page 12 for a discussion of certain risks that should be considered by prospective purchasers of the Shares offered hereunder.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETNESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

TABLE OF CONTENTS

Offering Summary 4

Risk Factors 6

Use of Proceeds 10

Description of Business 11

Description of Property 21

Directors, Officers and Significant Employees 22

Remuneration of Directors and Officers 27

Interest of Management and Others in Certain Transactions 28

Principal Stockholders 30

Description of Securities 32

Terms of the Offering 34

Litigation 36

Legal Matters 36

Additional Information 36

Audited Financial Statements F-1

OFFERING SUMMARY

This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the Offering fully, you should carefully read the entire document.

Agri-Laboratories, Ltd. ("Agri-Labs") is a Delaware corporation formed in August of 1984. It is a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market. It purchases these products from over 50 manufacturers and resells them at mark up over its cost to animal health product distributors (its Class A shareholders). These distributors in turn sell the product to veterinarians, retail stores, livestock producers and other consumers. Title to the goods passes to the distributors when sold, and Agri-Labs recognizes revenues on an accrual basis when the goods are sold.

Agri-Labs' current capital structure consists of Class A common stock and Class B common stock. Class A shares are voting shares with each Class A stockholder entitled to one (1) vote for each Class A share held. Class A shareholders are entitled to vote on any matter which shareholders are entitled to vote on pursuant to the Bylaws of Agri-Labs. The Company was initially organized with 15 Class A shareholders each purchasing 10,000 shares followed by a second purchase of 5,000 shares for a total of 15,000 Class A shares at $1 per share, amounting to an initial capitalization of $225,000. There are currently 20 Class A shareholders, with each owning 15,000 shares. The most recent purchase of 15,000 Class A shares occurred in 2001 for a price of $17.21 per share for an aggregate purchase price of $258,150. Class A shareholders are all retail distributors of products distributed by Agri-Labs.

Class B shares are non-voting shares which only entitle Class B shareholders to dividends. Class B shares are only offered to employees of Class A shareholders and employees of Agri-Labs or outside directors. They are offered to create an incentive within the Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network allows the marketing force to participate, through dividends, in the overall profitability of the Company.

Class B shares historically have been purchased at book value, as adjusted on a monthly basis by the Company's accountants. Initially, in 1986, a limited number of Class B shares were issued. Since 1991, Agri-Labs has offered ownership of Class B shares on a continuing basis to its distribution network of sales representatives and staff. Agri-Labs has declared an annual dividend on Class B shares every year since 1987. From 1993 forward that annual dividend has been either $1.00 or $1.10 per share. Beginning in 2000 and thereafter, dividends on Class B shares were prorated to also reflect the length of ownership of the shares during the calendar year for which the divided was declared.

The Class B shares have been a key factor in Agri-Labs developing one of the most successful distribution networks in the United States. Ownership by its distributor shareholders, with its attendant participation and loyalty, has been a primary ingredient in this success. In addition to continuing its Class B shares incentive program for its distributors on a larger scale, Agri-Labs proposes to build on this success in developing other market areas through the issuance of Class C shares.

In October of 1998, under a unique manufacturer/distributor agreement, Agri-Labs helped develop and launch a new line of MLV cattle vaccines, marketed under the trade names of TITANIUM® and MASTER GUARD®. Agri-Labs has the exclusive right to distribute these vaccines. It proposes to primarily grow the market for the vaccines through distribution to consulting veterinarians who control large numbers of cattle by servicing feedlots, dairies and ranchers who control large numbers of cattle. The target market for these efforts will be Arkansas, Georgia, Illinois, Indiana, Kansas, Kentucky, Michigan, Missouri, Montana, Nebraska, New York, California, Oklahoma, Texas, South Dakota, Idaho, New Mexico, Wisconsin, Minnesota and Iowa, Pennsylvania.

To create an incentive for veterinarians to distribute the vaccines, Agri-Labs proposes to implement a program which emulates the successful features of its Class B shares. This program will involve the issuance of a new class of shares, Class C stock, which will only be available to licensed practicing veterinarians or business entities comprised of veterinarians. The Shares will be purchased for cash consideration at the equivalent price of Class B shares. The Class C shares must be purchased in 1,000 share increments. The Class C shareholder will be required to maintain sales of $75,000 annually in the sale of Agri-Labs' products or $20,000 in TITANIUM®/MASTERGUARD® vaccines sales or the shares will be subject to redemption by Agri-Labs at the then current book value. The Class C shares can also be redeemed at book value in the event of death, disability, retirement, loss of license to practice veterinary medicine, dissolution, merger or withdrawal from the practice of veterinary medicine for any reason.

The declaration of dividends is subject to the discretion of the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares. Historically, the Board has declared dividends with respect to Class B shares for each calendar year since 1987 through 2002. It has not declared dividends on Class A shares. The first dividend for Class B shares was $0.25 per share in 1987. The dividend has been a $1.10 per Class B share since 1998. For the years 2000 to 2002 those dividends have been prorated to reflect the length of ownership of shares.

Agri-Labs proposes to distribute annual dividends on the Class C shares at an amount equal to the Class B share dividends based on a pro-rata share of net profits. It is expected that Class C dividends, just as Class B dividends, will be prorated based on both the number of and length of ownership of Class C shares for the calendar year for which the dividend is declared.

Investors who desire to subscribe to either Class B or Class C shares must complete and sign the appropriate Subscription Agreement. All purchasers of shares will be subject to substantial restrictions on transfer of the Shares provided in the Bylaws of Agri-Labs and in the Subscription Agreement. These shares may not be sold or transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the shares, Agri-Labs has an option or right of first refusal to purchase the shares at book value. See the "Description of Securities" section of this Offering Circular.

THE OFFERING

Securities Offered	100,000 shares Class B stock 100,000 shares of Class C stock
Price Per Share	$20.20 per Class B shares[2] $20.20 per Class C shares[3]
Total Shares Issued and Outstanding After Offering	192,356 shares Class B stock 100,000 shares Class C stock
Total Proceeds	$2,020,000– Class B shares $2,020,000– Class C shares $4,040,000total Class B and C shares
Dilution	
Subscription	An investor wishing to purchase either Class B or Class C shares must complete and deliver to Agri-Labs a Subscription Agreement.
Risk Factors	An investor considering purchase of the share should review the risk factor associated with such an investment. See "Risk Factors" section.

RISK FACTORS

Before you invest in our Class B or Class C common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all the other information included in this Prospectus.

<u>This Is A Best Efforts Offering Without A Minimum Sales Amount Or Escrow</u>. This Offering is being made on a best effort basis, directly by Agri-Labs, and there is no minimum offering amount that must be reached before Agri-Labs can access the funds. No escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. A shareholder will not be entitled to a return of his or her purchase price based on the failure of Agri-Labs to achieve any minimum level of sales in this Offering. If a shareholder wishes to rescind the purchase , that request will be subject to Agri-Labs ability to redeem the shares as provided in its Bylaws. Also, since no minimum purchase amount is required, it is possible that the issuer would only sell a nominal amount of shares and might not have sufficient proceeds to further the goals of this Offering.

<u>There Are Substantial Restrictions On Transfer Of The Shares</u>. The Class B and C Shares purchased in this Offering are subject to strict restrictions on transfers contained in the Bylaws of Agri-Labs. The Shares may not be sold or transferred without the consent of Agri-Labs, and Agri-Labs has an option of right of first refusal for 60 days from written notice of the proposed

[2] The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A and B shares). The current book value is $20.07 per share. After qualification, the offering price will be adjusted after each fiscal quarter to reflect the current book value (net worth divided by the total number of outstanding Class A, B and C shares). In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $5,000,000.

[3] *See Footnote 2*

transfer to exercise its option to purchase the Shares at the book value of the Shares as determined by the Company's accountants at the end of the month preceding the date Agri-Labs notifies the shareholder it is exercising its option.

Historically (from 1994 through 1998) 29 Class B shareholders have requested approval to transfer 34,751 Class B shares to third parties. Agri-Labs has always allowed the transfer when the shareholder has proposed to transfer Class B shares and has not been required to redeem any of the shares in these transactions.

No Obligation To Repurchase The Shares. Even though Agri-Labs has the option of right of first refusal to purchase the Shares of any shareholder proposing to transfer the Shares, it is not obligated to do so. Further, depending on the number of shareholders proposing to transfer at any point in time, Agri-Labs may not have the financial resources to do so.

There Is No Trading Market For The Shares. There will be no active secondary trading market in the Class B and C shares purchased in this Offering. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment should they choose to do so, in the event Agri-Labs elects not to or is unable to redeem the shares.

Ownership Of Class B Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder's Employment Or Affiliation With The Company Or A Class A Shareholder Is Terminated. Under the terms of the Bylaws and terms of the Subscription Agreement, in order to purchase Class B shares, a purchaser must be employed by Agri-Labs, be an outside director or be a Class A Shareholder of Agri-Labs or employee thereof. If the shareholder's employment or affiliation with that Class A Shareholder or with Agri-Labs is terminated for any reason (including death or retirement), or if the Class A shareholder shall no longer be a Class A shareholder or a retail distributor of Agri-Labs for any reason, under the Bylaws and terms of the Subscription Agreement Agri-Labs has the option to repurchase the Shares at book value, as determined by the Company's accountants at the end of the month preceding written notice of the Company's intent to exercise this option.

Historically, when a Class B shareholder has terminated employment or when that shareholder's employer has terminated a Class A shareholder distribution agreement with Agri-Labs, the Class B shares have either been redeemed or a transfer to a qualified third party has been approved. In total 75 Class B shareholders holding 52,406 Class B shares have been subject to redemption or transfer of shares because of termination of qualified status. Of these, 35 Class B shareholders holding 25,155 shares have had their shares redeemed by Agri-Labs. The remaining 40 shareholders holding 27,251 Class B shares have been allowed to transfer their shares to qualified third parties.

Ownership Of Class C Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder Ceases To Practice Veterinary Medicine Or Fails To Maintain Minimum Product Purchase Requirements. In order to purchase Class C shares, a purchaser must be a licensed, practicing veterinarian or a business comprised of veterinarians. Further, the purchasers must generate on an annual basis $75,000 of Agri-Labs' product sales or $20,000 of

TITANIUM® or MASTER GUARD® vaccine sales. Subsequent to the purchase of Class C shares, if the shareholder ceases to be engaged in the practice of veterinary medicine, or fails to meet the minimum annual sales requirements of $75,000 of general products or $20,000 of TITANIUM® or MASTER GUARD® vaccine sales, Agri-Labs has the option to repurchase the shares at book value, as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Forward-Looking Statements May Be Inaccurate. This Offering Circular contains financial projections and forward-looking statements that are based on management's beliefs and assumptions as determined by current information available. When used in this Offering Circular words such as "anticipate," "believe," "estimate," and depending on the context "may," and similar expressions are intended to identify forward-looking statements. However, such statements only reflect management's current view with respect to future events, and are subject to risk of uncertainty and the risk that the underlying assumptions may prove inaccurate. Agri-Labs' actual performance may fall materially short of the financial projections and actual results may vary from those anticipated or estimated.

Agri-Labs' Ability To Pay Dividends On Class B and Class C Shares In The Future Can Not Be Guaranteed. Agri-Labs has declared a dividend on Class B shares for each calendar year from 1987 through 2002. The first dividend declared by Agri-Labs in 1987 was for $0.25 per share, and the declared dividend has increased each year thereafter. The dividend has been $1.10 per share since 1998, and for the years 2000 to 2002 those dividends have been prorated to reflect the length of ownership of the Class B shares during the year for which the dividend was declared. Though the Company historically has been able to pay dividends on Class B shares, there is no guarantee that Agri-Labs' profitability and ability to pay dividends on Class B or Class C shares in the future will continue.

The declaration of dividends is subject to the discretion of the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares and it may act preferentially with respect to one or more classes of shares. Historically, the Board has declared dividends on Class B shares, but not Class A shares. Going forward it intends to declare dividends on Class B and Class C shares equally, but not on Class A shares. However, the ultimate decision on declaring dividends in the future is subject to the unrestricted discretion of the Board of Directors.

Changes In The Animal Health Biologicals And Pharmaceuticals Industry Could Adversely Affect Our Business. The wholesale distribution industry for pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products. All pharmaceutical products Agri-Labs sells are regulated by the Food and Drug Administration ("FDA"). Biological products are registered by the United States Department of Agriculture ("USDA"). Insecticides are regulated by the Environmental Protection Agency ("EPA"). Also, Agri-Labs is subject to regulation by the Drug Enforcement Administration ("DEA"). Each of these regulatory agencies have significant rules and regulations that must be adhered to in order to remain in compliance. An adverse finding regarding the compliance of Agri-Labs with these regulations could negatively impact sales and profits of the Company. Furthermore, the regulatory stance these agencies take can be affected by who is in control of the executive and legislative branches of government. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidy programs. If funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales. These factors affect our purchasing practices and the operation of our business.

There is a trend within this industry toward consolidation to create integrated delivery systems with greater market presence. As this industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

Loss Of The Exclusive Right To Market TOP LINE® And DOUBLE IMPACT® Products Could Materially Affect Agri-Labs' Business. Agri-Labs' exclusive right to market TOPLINE® and DOUBLE IMPACT® products owned by Merial is subject to a one-year renewable contract. Although Agri-Labs expects this contract to be renewed annually, there is no guarantee this will be the case. The loss of this contract could reduce endectocide product sales if an alternative source is not secured. Endectocides are medications which control worms in cattle and on cattle. This product line represents approximately 6% of Agri-Labs' annual revenues.

Loss Of Agri-Labs' Relationship With Key Distributors Could Materially Affect Its Business. Agri-Labs' customer base is comprised of several retail distributors of its animal health products. Ninety percent (90%) of its annual revenues are generated by its 21 Class A shareholders. Agri-Labs top five (5) distributors in 2002 represented 56% of its total revenues. The U.S. animal health market over the last 10 years has experienced consolidation of manufacturers and distributors. It is predicted that this trend will continue and consolidation of distributors could have a negative impact on Agri-Labs' customer base. A change in ownership of its top five (5) distributors has the potential to adversely impact future revenue for Agri-Labs if new owners determine to discontinue doing business with Agri-Labs.

Agri-Labs currently has a distribution agreement with Intervet Supply, which is not a Class A shareholder, to market Intervet's equine, swine and selected cattle biological products through its retail distributors which expires in 2004. These products represent four percent (4%) of its annual revenues. The failure to renew this contract could have a material adverse affect on its revenues.

Loss Of Agri-Labs' Relationship With Key Suppliers Could Materially Affect Its Business. It is typical for many animal health products produced in the United States, especially generic drugs, to rely on raw ingredients from international sources. Some of the raw materials used for Abbreviated New Animal Drug Applications ("ANADA") products owned by Agri-Labs are sourced from raw ingredient suppliers outside the United States in such countries as China, India and Ireland. Adverse conditions related to trade relations, international affairs or other political factors could limit the supply of key products marketed to and/or sold by Agri-Labs. This could result in a supply shortage for its customer base, which could affect its revenue and profit potential.

The Introduction Of New Products Into The Cattle Vaccine Market To Compete With TITANIUM® And/Or MASTER GUARD® Vaccines Could Materially Affect Agri-Labs' Business. In the event new product vaccines are developed that compete with Agri-Labs cattle vaccines, the company's annual revenues could be affected, which may materially adversely affect its revenues.

USE OF PROCEEDS

The primary business purpose in issuing Class B and Class C shares is not to raise capital for business needs, although the funds raised will provide working capital for the general needs of Agri-Labs to fund future growth and the redemption of Class A, B and C shares as needed. The primary reason for issuance of the shares is to create an incentive within the distribution network of Agri-Labs to market Agri-Labs' products. This ownership stake provides an economic incentive for salesmen to market and veterinarians to use and prescribe Agri-Labs' products. It builds and promotes brand loyalty within the distribution network and key veterinary clinics. The proceeds from the Offering will be reflected on Agri-Labs' balance sheet as contributed capital, and will be retained as working capital and applied by Agri-Labs for its general business needs to maintain current levels of capital as industry consolidation occurs.

The anticipated uses of the proceeds from this Offering is contained in the following table:

Gross aggregate proceeds	$4,040,000
less offering expenses	$0.00[4]
net proceeds after offering expenses	$4,040,000

Principal Purposes	25% Proceeds (1,010,000.00)		50% Proceeds (2,020,000.00)		75% Proceeds (3,030,000.00)		100% Proceeds (4,040,000.00)	
R & D Investments	$1,010,000.00	100%	$1,212,000.00	60%	$1,515,000.00	50%	$2,02,000.00	50%
Product Acquisition			$606,000.00	30%	$909,000.00	30%	$1,212,000.00	30%
Infrastructure			$202,000.00	10%	$203,000.00	10%	$404,000.00	10%
Marketing					$303,000.00	10%	$404,000.00	10%
Total	**$1,010,000.00**	**100%**	**$2,020,000.00**	**100 %**	**$3,030,00.00**	**100%**	**$4,040,000.00**	**100%**

The research and development (R & D Investments) use of proceeds described above will fund the development of extensions to current product lines involving cattle biologicals, and the development of new biologicals, generic pharmaceuticals and new animal pharmaceuticals. The Product Acquisition category would potentially fund the cost of acquiring biologicals and pharmaceuticals products from other animal health manufacturers currently marketing such

[4] Offering expenses estimated at $65,000 which include printing, accounting and legal services, are paid directly by the Company from revenue sources other than the Offering Proceeds.

products who are divesting themselves of the products. Infrastructure expenditures would involve the cost to fund additional equipment and personnel as the Company grows. Finally, anticipated use of proceeds for marketing would involve supporting strategies to grow and enhance products and markets such as advertising, customer education, industry promotional events and customer purchase incentives.

DESCRIPTION OF BUSINESS

Agri-Labs is a Delaware corporation formed in August of 1984. It is engaged in business as a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market.

History

August 1984-Agri-Laboratories, Ltd. established as a buying group with 25 distributor/members and founding management team.

September 1984-Agri-Labs® label introduced for a line of large animal biological, pharmaceuticals and insecticides.
January 1985-First Performer® brand products for companion animals launched.

November 1985-Prolabs® label prescription products introduced.

July 1987-Distributors/shareholders consolidate outstanding stock, making Agri-Labs 100% distributor employee owned. New corporate sales, marketing and distribution headquarters are dedicated in St. Joseph, Missouri.

June 1989-EquiLabs® line of products for horses launched.
January 1991-Generic Drug Law ("GDL") goes into effect.

June 1992-Agri-Labs receives first Abbreviated New Drug Application ("ANADA") approval under the GDL: Di-Methox® Soluble powder.

May 1995-Agri-Labs introduces new management team..

April 1996-Company increases commitment to the small animal market with a new line of companion animal vaccines: Champion Protector®.

September 1997-Under an innovative marketing agreement, Agri-Labs launches the first private label ivermectin products(products that control worms in animals): TOP LINE® for cattle and DOUBLE IMPACT® for cattle and swine.

October 1998-Under a unique manufacturer/distributor agreement, Agri-Labs helps develop and launch TITANIUM® and MASTER GUARD®, a new line of MLV cattle vaccines.

Agri-Labs is a leader in distribution, marketing and sales in the United States.

Agri-Labs is a marketing and sales company with a history of successful product introductions in all animal health species. Agri-Labs is owned by its distributor shareholders. Their combined sales represent over $1.6 billion in product sales or 47% of the total animal health products sold in the United States. In an era when manufacturers are cutting back on direct sales forces and relying more on outside distributors with marketing capabilities, Agri-Labs stands apart. Agri-Labs functions as an active marketing partner exploring markets and developing products with its animal health product suppliers.

Agri-Labs' mission goes beyond providing quality animal health products to the industry. Agri-Labs believes it is critical to strengthen the partnerships with its customers, its distribution network and the manufacturers it works with. These professional partnerships will enable Agri-Labs to better serve its mutual customers.

Agri-Labs represents the interests of the manufacturers in the industry. The Company's distribution network allows animal health product providers to maintain and increase production volume while introducing and supporting products in new market territories. In an effort to expand animal health sales both domestically and internationally, Agri-Labs has entered into joint ventures with manufacturers which have helped develop and market new products, and reintroduced and extended the market life of existing, older products.

Agri-Labs facilitates the development and marketing of new animal health products by serving as an intermediary between researchers and research and development firms/manufacturers. It actively seeks out researchers who are developing solutions to meet the need for new products and arranges a relationship between researchers who originate the product concept and research and development/manufacturing firms who can provide the resources to obtain government approval and bring the product to market. In exchange for its services Agri-Labs attempts to position itself to obtain the exclusive right to market the resulting product. It is currently engaged in such projects with five manufacturers/research and development entities.

Distribution and Sales

The heart and soul of Agri-Labs is its distributor network. In the beginning, every distributor was in an ownership position with the Company. Currently, elected representatives of shareholders serve on the Board of Directors participating actively in policy making. This management/distributor relationship gives Agri-Labs a unique perspective on the market.. A direct result of shareholders' input is the Company's marketing approach. It does not market its products based on individual animal species market demand. Rather, it bundles its products across multiple species markets, e.g., bovine, equine and swine market demand. This offers end-users virtually all products needed for any operation whether they be pharmaceuticals, biologicals, insecticides or accessories. This 'bundling' makes product decisions simpler and provides a springboard for driving sales across multiple species market opportunities. Agri-Labs distribution network consists of 425 outside sales representatives of Class A shareholders who market the products by traveling to and personal contact with potential purchasers. It also utilizes a staff of 225 inside sales representatives who are engaged in on-site telemarketing from Class A shareholder's office locations. In addition, Agri-Labs has field-based sales representatives and a field technical service staff to support our products. Agri-Labs distribution through its Class A shareholders has 140 locations located throughout the United States to reach customers in all specie segments. These distribution locations are retail stores or branch stores of Class A shareholders which are retail sales outlets for products distributed by Agri-Labs. Agri-Labs provides comprehensive training, up-to-the-minute technical data and complete product information. The Company's approach to marketing is also seen in its sales training seminars and incentive programs. Agri-Labs markets, distributes and sells products through our warehouse and shipping facility based in St. Joseph, Missouri. Agri-Labs' experienced and knowledgeable sales and marketing team can provide manufacturers a strong partner to bring products to the marketplace.

Support

Aside from the efficiency of the distribution/sales network, the biggest advantage manufacturers derive from a partnership with Agri-Labs is the marketing support. The Agri-Labs management team represents over 150 years of marketing and sales experience.

This wide-ranging experience has allowed management to develop and initiate a marketing program that has proven success.

Agri-Labs' Purpose

Agri-Labs' fundamental purpose is to be the most reliable, honest and innovative animal health company by providing more value and service to its customers.

Agri-Labs targets all marketing efforts toward making purchasing decisions easy. The distinctive and attractive labeling on all of the Company's product lines is designed to achieve maximum brand awareness and encourage brand loyalty and cross-purchasing. Product catalogs are directed at individual market segments. Veterinarians, beef/dairy, swine and poultry producers can find all their pharmaceutical, biological, insecticide and sundry needs in one place, as can pet owners and horse owners.

The Company engages in extensive advertising efforts on national and regional levels while providing distributors, veterinarians and retailers with promotional materials and powerful incentive programs. The sales force is provided with technical information, product comparisons and sales oriented consumer aids. To increase market demand and resulting sales the Company frequently employs direct mailings to targeted market groups. Agri-Labs can respond rapidly to the market and most requests and inquiries can be handled immediately on the local level.

Innovation

The establishment of Agri-Labs in 1984 was an innovation in itself. Since then the Company has continued to break new ground in the industry.

Agri-Labs was one of the first agri-marketing distributors to apply for, and be granted, an Abbreviated New Animal Drug Application (ANADA) under the Generic Drug Law. To date the Company has been awarded ten (10) ANADAs and continues to be active in ANADA and New

Animal Drug Application (NADA) development and acquisition. The Company currently owns eleven (11) ANADAs. It owns no NADAs.

The Generic Animal Drug and Patent Term Restoration Act (GADPTRA) was enacted into law in 1988. Essentially it established a mechanism for obtaining approval of generic copies of pioneer NADAs with reduced testing requirements since the products had already been proven safe and effective. This created the Abbreviated New Animal Drug Application or ANADA. It also has a provision to restore a certain amount of patent protection to the pioneer company to compensate for protection lost during FDA regulatory review. The regulatory approval process requires demonstration of either chemical equivalency or actual bioequivalency depending on the dosage form in question. All true solution dosage forms or products that are constituted into a solution prior to administration(soluble powders) qualify for a waiver from conducting bioequivalency testing and only require demonstration that the product formulation is the same or nearly the same as the pioneer and is stable. Other dosage forms(pastes, tablets, suspensions) generally require bioequivalency testing versus the pioneer product. This usually is in the form of a blood level bioequivalency study but can be a clinical bioequivalency study if measurable blood levels of the product in question are not attainable. These studies along with other data are submitted to the Center for Veterinary Medicine(CVM)as an ANADA. CVM is a division of the Food and Drug Administration(FDA). If all data submitted is determined by CVM to be satisfactory and the manufacturer of the finished product is considered to be in compliance with Current Good Manufacturing Practices(CGMPs), CVM will issue an approval letter to the sponsor of the application. The product can then be legally marketed.

The significance of owning ANADAs has been and is providing a proprietary product and position to remain competitive and provide a greater return to our shareholders than simply buying and selling product owned by manufacturers or suppliers. It also affords Agri Laboratories greater control and flexibility in managing and growing our business.

Agri-Labs has also been recognized by the industry for its marketing support. Throughout the years the Company has been an active and enthusiastic supporter of the National Cattlemen's Beef Association ("NCBA") and the National Pork Producers Council ("NPPC") programs and events.

The company took another innovative step in 1998. To expedite product development, conduct first hand product research and provide technical assistance, the Company hired a Doctor of Veterinary Medicine to head up its Tech Services Team. Today, the Company has a full team of experts to provide technical support to its customers. Additionally, veterinarian distribution was added in 1997 and currently represents approximately 50% of annual revenue.

Since 1997 Agri-Labs has entered into exclusive business arrangements and technology transfer agreements which have allowed the Company to introduce TOP LINE® and DOUBLE IMPACT® ivermectin, insecticides and launch a line of MLV cattle vaccines: TITANIUM® and MASTERGUARD®.

In 1984, the founders of Agri-Laboratories, Ltd. took a look at the animal health industry and decided that things could be done in a different, better way. They recognized that a well managed network of diversified, independent distributors could get more manufacturers' products into the hands of more producers, more efficiently. Innovation is a way of life at Agri-Labs. Everyday the Company continues to look into opportunities and possibilities for improvement upon how it does business.

Our Brands

Agri-Labs currently markets more than 750 products through its branded product lines of Agri-Labs®, ProLabs®, EquiLabs®, Performer®, Champion Protector® and Tradewinds®. Through these multiple brands it can reach the United States market in each marketing channel for its customers.

Number of Employees

During the 2002 calendar year Agri-Labs had forty (40) full time employees and one (1) part time employee. In 2001 it had thirty-eight (38) full time employees and one (1) part time employee.

Short-Term Liquidity and Capital Resources

The Company's amount of accounts receivable vary from month to month and can reach relatively high levels. However, this is not indicative of any cash flow problems or difficulty with collections. Rather, it is largely a consequence of extended payment terms offered to its customers. This is a common practice in the animal health industry utilized to move inventory because of the dating or relatively limited shelf life of the products. Extended payment terms are frequently provided by Agri-Labs suppliers and are passed through to customers. Also, these terms are utilized as a marketing and promotional tool to move product out of the Company's warehouse to our customers. To the extent Agri-Labs can load up its customers' inventory, it lessens the opportunities for competitors to make inroads in selling their products to our customers. The extended payment terms can vary from 60 to 120 days, or longer, depending on the profitability of the product and how critical the sale of the product is to current business needs. Notwithstanding the occasional spike in the level of these receivables, the Company has never experienced significant collection problems. Historically, less than one percent (1%) of accounts receivable have become past due. The Company has a solid record for customer collections. Consequently it does not believe any allowance for doubtful accounts is warranted in its financial statements.

The Company does have short-term working capital requirements to carry these receivables, purchase inventory and meet its operating needs. However, these needs are adequately provided for by adequate credit limits and payment terms provided by the Company's suppliers and through outside bank financing. The Company has an $11 million line of credit through Commerce Bank, the Company's lender for over 15 years, at 3/4% below prime. The Company is in compliance with the covenants of the loan agreement and engages in periodic discussion with bank officers on the Company's direction and needs. Agri-Labs believes an increase in this line of credit could be obtained if needed. The Company's short-term working capital requirements is not one of the reasons for this Offering.

Competitive Conditions

Manufacturers of biologicals and pharmaceuticals products have the option of selling their products directly to livestock producers, veterinarians and dealers or using independent distributors, private label companies and marketing companies. Agri-Labs is positioned in the industry as a private label company and marketing company with no proprietary manufacturing capacity. It works with manufacturers to produce the Company's private label and proprietary products. Agri-Labs aligns itself with manufacturers who need sales and marketing expertise and a distribution network to bring products to the veterinary and retail livestock and consumer markets in the most economical manner. Agri-Labs competes with manufacturers of products with similar label indications that sell their products directly to veterinarians and these retail markets.

Agri-Labs has successfully competed in this market since 1984 by providing an outlet for manufacturers of animal health at a competitive price. By utilizing the volume purchasing opportunities of its distribution networks, it is able to provide animal health products to its distribution customers and their customers at competitive prices. Its competitive advantage is gained from having less infrastructure and overhead expense than its competitors, manufacturers who directly market their products, who must maintain the overhead and staff to support manufacturing operations. Agri-Labs supports its competitive pricing with marketing and sales support for its distribution network.

Agri-Labs' ownership of generic drugs and its development of proprietary biologicals has provided Agri-Labs an additional opportunity to compete with major manufacturers in product categories that are more profitable and have a longer product life cycle than comparable products.

The animal health industry continues to experience consolidation of the livestock industry that includes beef and dairy cattle, swine and poultry. This consolidation has given rise to pricing pressures on commonly used animal health products. The need of manufacturers to move products through production to maintain large inventories has provided pressure to discount the price of products. Also, significant FDA regulations have inhibited suppliers to Agri-Labs from introducing new products and maintaining a consistent supply of current products to distribute. These factors combine to limit supplies and therefore sales opportunities.

The Business of Tradewinds, Inc., a Wholly Owned Subsidiary

Tradewinds, Inc. ("Tradewinds") is a wholly owned subsidiary of Agri-Labs. The officers of Tradewinds are all officers of Agri-Labs: Steve Schram is President, Terry Christie is Secretary and Helen Taylor is Treasurer. The business of Tradewinds consists of selling selected animal health products of Agri-Labs under the brand name of Tradewinds to distributors who are not Class A shareholders of Agri-Labs. This allows Agri-Labs to reach a broader market with these selected products. The focus of these products is the over-the-counter, companion pharmaceutical and biological products.

Principal Customers of Agri-Labs

The following table represents the principal customers of Agri-Labs and the percentage of sales attributable to these customers for the last two fiscal years:

	2002 % of Sales	2001 % of Sales
Members – Class A Shareholders		
Professional Vet Products	20.27%	14.25%
Vet Pharm	13.79%	11.43%
Walco/Hi Pro	9.99%	20.14%
MWI Vet Supply	6.92%	5.50%
West Plains Vet	4.43%	3.13%
Valley Vet Supply	4.39%	4.84%
Robert J. Matthews, Co	3.73%	4.13%
Animal Pharmaceuticals, Inc.	3.33%	3.95%

Research and Development/Technical Trials

Agri-Labs in the regular course of its business enters into joint development agreements with manufacturers. Pursuant to these agreements Agri-Labs obtains exclusive marketing rights for the resulting products and/or royalty payments or a share of profits in exchange for funding part of the research and development costs. Agri-Labs is constantly looking for ANADA and NADA products to develop and acquire. It routinely funds technical trials, veterinary tests and research and development costs to insure there is a market for these products.

Terry Christie, Vice President of Research and Development of Agri-Labs, serves as the leader of a Product Review Team whose function is to review and approve all biological and pharmaceutical research projects. Once a project is approved by the PRT and Agri-Labs Board of Directors, the PRT assigns responsibility for each project and monitors the progress on a monthly basis. Christie leads and coordinates any pharmaceutical project if developmental work is required. This work typically requires finding and developing an active ingredient source, finding and reaching an agreement with a finished product manufacturer, developing a finished product, coordinating all testing and compilation of data necessary to file an ANADA. Christie prepares the ANADA application if Agri-Labs is going to be the sponsor of the application and does all of the regulatory follow up with CVM until the application is approved. He also does all post-approval regulatory work.

Agri-Labs is involved in research and development activities to obtain a proprietary interest in products. This leads to higher risk, but also creates the opportunity for higher profitability and return to shareholder than simply buying and selling product. To date, the Company has been successful in these endeavors and returns have outweighed the risk. Of course, there is no guarantee this trend will continue.

During the 2003 calendar year Agri-Labs spent $497,208 on research and development. In 2002 it spent $302,043 on research and development. Of these amounts $113,453 was spent on technical trials in 2003 and $70,000 was spent on technical trials in 2002.

Characteristics Of Agri-Labs' Operations And Industry Which May Have An Impact Upon Future Financial Performance.

Agri-Labs currently has the exclusive right to market certain products. Investors should review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs could lose the exclusive right to market these products.

Agri-Labs entered into an agreement with Merial, Inc. for the exclusive right to market pioneer labeled endectocides manufactured by Merial which are a pour-on topical treatment for parasite control. These products are known by the trade names of TOPLINE® and DOUBLE IMPACT®. Agri-Labs was given the exclusive right to market these products in exchange for its agreement to meet certain levels of animal product distribution. The original Distribution Agreement is dated September 27, 1997 and was for a five (5) year term which expired on September 27, 2002. After expiration of the original five (5) year term, the contract is subject to annual renewal for successive one (1) year terms by mutual written agreement of Merial and Agri-Labs. The terms of the original contract have been amended by Amendment No. 1 to the Distribution Agreement dated November 27, 2002 effective for one (1) year term. That agreement has been extended for an additional year through November 27, 2004 by Amendment No. 2 to Distribution Agreement.

Agri-Labs owns the exclusive rights to the trade names and other potential future distributors of these products could not use these trade names. The patent for the active ingredients for these products expired in 2003, and generic drugs competing with these products have been on the market since 2002. There are currently eight competing generic drug substitutes which has caused the price for the products to decline. Agri-Labs has been granted an ANADA application to manufacture a generic drug substitute and has entered into an agreement with a third party to manufacture a generic drug substitute. The sale of the generic drug substitutes for these products would provide Agri-Labs a higher profit margin than sales of TOPLINE® and DOUBLE IMPACT®.

Agri-Labs has also entered into an agreement with Diamond Animal Health, Inc. for the exclusive right to market certain bovine vaccines. These products are known by the trade names TITANIUM® and MASTERGUARD®. Agri-Labs was given the exclusive right to market these products in exchange for its agreement to meet certain escalating levels of product distribution. The current Amended and Restated Bovine Vaccine Distribution Agreement is dated September 30, 2002 and extends through December 15, 2013. Thereafter, the Agreement automatically renews for successive one(1) year periods unless either party gives twelve (12) months prior written notice of its intent not to renew. However, the contract is expressly conditioned on Agri-Labs meeting a certain minimum volume of sales on an annual basis which escalates annually over the life of the contract. If Agri-Labs fails to meet these minimum product sales requirements it could lose the exclusive right to sell these vaccines. However, Agri-Labs owns the exclusive rights to the trade names and other potential future distributors of these vaccines could not use these trade names. The loss of the exclusive right to market these vaccines would not have a material impact on Agri-Labs revenues.

Additionally, Agri-Labs originally entered into several Supply Agreements with Bayer Corporation which granted Bayer the right to jointly market and distribute TITANIUM® and MASTERGUARD®. In exchange Bayer agreed to provide certain antigens it owned for inclusion in the vaccines to improve their marketability. Subsequently, Intervet, Inc. acquired a portion of Bayer which included the rights under these agreements. Intervet and Agri-Labs executed addendums to these Supply Agreement acknowledging the assignment of the contracts by Bayer to Intervet and substitution of Intervet for Bayer. The terms of these agreements provide for automatic renewal for successive periods of one (1) year unless terminated by either party by giving the other party written notice not less than six (6) months before the end of the then current terms.

Agri-Labs reached a separate agreement with Intervet for Intervet to supply the C. Fetus Antigen for inclusion in the vaccines to further improve the product. This agreement terminates on December 31, 2004 but may be extended thereafter on an annual basis at the option of either Intervet or Agri-labs by providing a minimum of six (6) months notice, provided that either party may elect not to renew the agreement.

At or about the same time Intervet and Agri-Labs entered the C. Fetus Supply Agreement, Intervet and Agri-Labs entered into a superseding Letter of Understanding dated December 18, 2002, which encompassed all distribution issues relating to all of the various Supply Agreements, and provides for a sharing of marketing concepts, rebates and other sales incentives. This agreement was effective only as to 2003, and new Letters of Understanding will be required for subsequent years. The total vaccine sales by Intervet and Agri-Labs are credited toward the minimum product sales requirements for Agri-Labs in meeting its minimum requirements to maintain its exclusive rights under its agreement with Diamond Animal Health, Inc.

The failure of Agri-Labs to annually renew its contract with Intervet could materially effect its ability to continue to effectively market these vaccines and maintain its exclusive marketing rights.

Investors should also review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs' business could be materially adversely affected by the loss of its relationship with key distributors and suppliers.

The wholesale distribution industry for pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products. All pharmaceutical products Agri-Labs sells are regulated by the Food and Drug Administration ("FDA"). Biological products are registered by the United States Department of Agriculture ("USDA"). Insecticides are regulated by the Environmental Protection Agency ("EPA"). Also, Agri-Labs is subject to regulation by the Drug Enforcement Administration ("DEA"). Each of these regulatory agencies have significant rules and regulations that must be adhered to in order to remain in compliance. An adverse finding regarding the compliance of Agri-Labs with these regulations could negatively impact sales and profits of the Company. Furthermore, the regulatory stance these agencies take can be affected by who is in control of the executive and legislative branches of government. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidy programs. If funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales. These factors affect our purchasing practices and the operation of our business.

Agri-Labs is directly affected by regulation by the FDA and the Center for Veterinary Medicine ("CVM"), a division of the FDA. CVM reviews all applications Agri-Labs submits for ANADAs and either denies or approves those applications. Furthermore, the FDA has authority to inspect Agri-Labs' physical facility with regard to storage and handling of pharmaceuticals. The FDA also has authority to remove from distribution products which Agri-Labs distributes.

Agri-Labs is only indirectly affected by regulation by the USDA, EPA and DEA. Agri-Labs does not directly interact with the USDA. It does not submit applications to the USDA for biologicals. However, it could be affected if the USDA took any adverse action with respect to the license for TITANIUM® and MASTERGUARD® held by Diamond Animal Health since Agri-Labs holds the exclusive rights to market these products. Also, the USDA and EPA have authority to remove from distribution products which Agri-Labs distributes. Agri-Labs has no direct interaction with the DEA. It does not distribute drugs which fall under the jurisdiction of the DEA, and therefore would not be affected by DEA action to remove products it regulates from distribution.

There is a trend within this industry toward consolidation to create integrated delivery systems with greater market presence. As this industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

DESCRIPTION OF PROPERTY

Agri-Labs currently leases its physical plant from K-Highway, a Missouri general limited partnership. The terms of the lease are triple net with the first term expiring December 31, 2005 and two 5 year options thereafter. A "triple net" lease or net-net-net lease is a lease whereby the lessee is responsible for maintaining insurance, taxes and maintenance on the leased premises. The Plant lease agreement currently requires a monthly rent of $28,140. The facility consists of 21 offices totaling 8,000 square feet and a warehouse with cooler storage representing 46,000 square feet. This facility is located at 20927 State Route K, St. Joseph, MO 64505. This is the sole warehouse and executive offices of Agri-Labs. K-Highway is an entity owned by certain Class A shareholders and certain employees of Agri-Laboratories, Ltd. as follows:

Lakeland Vet, Inc.
Michigan Veterinary Farm Supply
National Animal Health
Robert J. Matthews Co.
Southern Livestock Supply Co., Inc.
Double E Investments
Veterinary Pharmaceuticals, Inc.
L&W Enterprises
Edward Bradford
Terry Christie
William Fuller
Larry Gladfelter
Herman Haenert
Dr. Keith Jeffers
Robert Lohmann
Dr. Arnold Nagely and Dr. Raymond L. Shultz as joint tenants
Bruce Noyes
Helen Taylor
Cary Becker
Dr. Brett Terhaar

The general partner of K-Highway is K-Highway General Partner, Inc., a Missouri corporation solely owned by the CEO and Chairman of the Board of Agri-Labs, Steve Schram.

DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES

Directors

Name	Company	Mo/Year Nominated	Term Expires
Dr. Arnold Nagely, Age 60	Valley Vet Supply, Inc.	March 2002	March 2006
Walt Evans, Age 48	UPCO	March 2002	March 2006
William Fuller, Age 65	Fuller Supply Co., Inc.	March 2001	March 2005
Dale Steege, Age 60	Lakeland Vet	March, 2001	March 2005
Floyd Lewis, Age 45	Animal Pharmaceuticals	March 2003	March 2004
Dr. Lionel Reilly, Age 60	PVPL	March 2000	March 2004
Steve Schram, Age 42	Agri-Labs	N/A	Upon termination of employment as CEO

Directors Elect

Name	Company	Mo/Year Nominated	Term Expires
Dr. Robert Matthews, Age 61	R.J. Matthews Company	March 2003	March 2007
Chuck Vander Ploeg, Age 48	Vet Pharm	March 2003	March 2007

Outside Directors

Name	Mo/Year Nominated	Term Expires
Buzzy Bluestone, Age 55	March 2004	March 2006
Leon Ellin, Age 59	March 2003	March 2005

Directors

Dr. Arnold Nagely has practiced veterinary medicine for over 25 years in northeast Kansas since receiving his DVM from Kansas State University. Dr. Nagely's interests include bovine medicine and surgery, dairy herd health, cow-calf production, swine medicine, canine and feline medicine and surgery. Dr. Nagely is a member of the Kansas Veterinary Medical Association, the American Veterinary Medical Association, the American Association of Bovine Practitioners, and the American Association of Swine Practitioners. Dr. Nagely divides his time between family and business activities.

Walt Evans is part of the second generation of the Evans family to work in the pet products industry, and is the co-owner of United Pharmacal Co., and entity created by his father almost 50 years ago.

William Fuller is the President of Fuller Supply Co., Inc., a dealer in dairy, sanitary, veterinary supplies and animal health products and services since 1964.

Dale Steege is the co-founder, owner and operator of Lakeland Vet, Inc., a Minnesota corporation that has been in the business of sales of animal pharmaceuticals and supplies for over 35 years.

Floyd Lewis is an owner and operator of Animal Pharmaceuticals, Inc., a wholesaler of veterinary equipment and supplies since 1984 based in the State of Washington.

Dr. Lionel Reilly is the President and CEO of Professional Veterinary Products, Ltd., an Omaha-based company and a leader in the wholesale of animal health products. After earning his DVM degree from Kansas State University in 1970, Dr. Reilly served as a post veterinarian at Hunter Army Airfield in Georgia and worked in private practice in Denver. He joined Professional Veterinary Products in 1983.

Dr. Robert Matthews is the Vice President of Robert J. Matthews Co., an animal health and related products distributor out of Massillon, Ohio.

Chuck Vander Ploeg is the President and CEO of Vet Pharm, Inc., a full service animal health products distributor providing services to veterinarians across the United States since 1983.

Leon Ellin is Executive Vice President and Chief Financial Officer ("CFO") of Allied Office Products of Clifton, New Jersey. Allied is a $275 million distributor of office supplies. His primary responsibilities include strategic repositioning and restructuring loans. Prior to this from September of 1998 until May, 2002 he was a Senior Vice President and CFO of Wilton Industries based in Woodridge, Illinois, a leading marketer of consume house wares and craft supplies.

Buzzy Bluestone resides in Houston where he is the owner and president of North Shore Supply Company, an industrial distribution company. He has been with North Shore since 1980 seeing the company grow from 35 employees to 180 and from $4 million in revenue to $40 million. His education includes a Bachelor of Science in Business Administration from Boston University and a Masters Degree in Management from the Massachusetts Institute of Technology. He also has done some teaching, training and consulting.

Executive Officers

Steve Schram serves as Chief Executive Officer and Chairman of the Board of Directors of Agri-Labs. He is 41 years of age. He was born and raised in Iowa. He graduated from Anthon Oto High School in 1979. He graduated from Iowa State University with a B.S. in Animal Science in 1983. He began his career in the animal health industry with Syntex Animal Health in 1983 and held the following positions with Syntex:

- Sales Representative 1983-1986
- Regional Manager 1986-1988
- Product Manager 1988-1989
- National Sales Manager 1990-1992
- Business Unit Manager 1992-1995

He joined Agri-Labs as Director of Sales and Marketing in 1995. In 1997 Schram was elected President of Agri-Labs. He established a wholly owned subsidiary of Agri-Labs, Tradewinds, Inc. He currently serves as President, CEO and Chairman of the Board of Directors of Agri-Labs.

Terry Christie serves as Vice President of Research & Development for Agri-Labs. He is 51 years of age. He was born and raised in Missouri. He graduated from South Harrison High School in 1969. He attended Northwest Missouri State, Maryville, Missouri from 1969 to1971 and Missouri Western State College, St. Joseph, Missouri from 1972 to 1974 where he graduated with a B.S. in Biology and a Minor in Chemistry. Prior to joining Agri-Labs his professional background is as follows:

- Assistant Mgr. Parenteral Dept. Medico, Elwood, KS 1974-1980.
- Director of Quality Assurance, Tech America, Elwood, KS (formerly Medico), 1980-1986
- Superintendent of Production, Fermenta Animal Health(formerly Tech America) 1987-1989

Mr. Christie was hired in his present position with Agri-Labs on October 30, 1989. As Vice President of Research and Development Mr. Christie is responsible for pharmaceutical animal drug development. All such projects are decided upon through the Product Review Team (PRT). Once a project is established, Mr. Christie is responsible for outsourcing the active ingredient and finished product manufacturing, and coordinating the project through the development and filing of the animal drug application (either ANADA or NADA) with the Center for Veterinary Medicine. Once a product is approved, Mr. Christie coordinates contract manufacturers and Agri-Labs sales and marketing personnel for production of the finished product.

Herman Haenert serves as Vice President of Business Development. He was born and raised in Germany. He is 63 years of age. He received his elementary education in East Germany and one year of advanced studies in West Berlin, Germany. He immigrated to the United States in 1953 and graduated from Scales Mound, Il High School and the Rockford Business College, Rockford, Illinois. His professional background prior to joining Agri-Labs is as follows:

- 1960-1970 Hanley Furniture Co., Rockford, Illinois, Various management positions
- 1970-1971 Commodity Broker, Chicago Mercantile Exchange
- 1971 Started Wholesale Veterinary Supply in Rockford, IL., a mail order animal health business, in conjunction with a veterinarian
- 1972 Merged Wholesale Veterinary Supply with an existing animal health business in Rockford, IL. (Cole Chemical)
- 1972-1984 President, Wholesale Veterinary Supply, Inc., Started ProVet of Loves Park (ethical distribution business), Rockford Pet & Livestock Supply, (retail stores), Groom Rite Products (manufacturer of grooming tables, tack boxes and other ancillary products for the grooming industry).
- 1984 sold Wholesale Veterinary Supply, Inc., and associated companies to ConAgra.

- 1984-1992 President, Wholesale Veterinary Supply, Inc., ProVet Companies and Omaha Vaccine. During that time period, acquired nine animal health entities, exclusive product lines and marketing agreements as part of a strategic ConAgra Animal Health Company plan, creating a $100,000,000 company.
- 1984 Founding member of Agri-Laboratories, Ltd. in St. Joseph, MO with 25 initial investors.
- 1992- to present, Agri-Labs, St. Joseph, MO. Vice President Business Development.
- Past President and Chairman of AVDA (American Veterinary Distributing Association).

Bill Barr serves as Vice President of Sales and is 45 years of age. He was born and raised in Iowa. He graduated from Red Oak High School in 1975. He served in the United States Air Force 1976-1982 and was honorably discharged. His professional background prior to joining Agri-Labs is as follows:

- Managed Barr Feed, Fuel and Chemicals 1978-1991
- Iowa Veterinary Supply – Territory Manager – 1991-1993
- Vet Pharm, Inc. – Marketing Representative – 1993 – 1998

Mr. Barr joined Agri-Labs as the Southeast Regional Sales Manager in 1998. In 2001 he was selected as the National Sales Manager. He currently serves as Vice President of Sales. In this position his responsibilities include overseeing all sales activities both inside and outside Agri-Labs to include the Customer Service Department. He works regularly with the Marketing Team to assist in writing and implementing programs. He has responsibility for overseeing the regional sales managers and the customer service manager who report directly to him.

Helen Taylor is the Chief Financial Officer for Agri-Labs. She was born and raised in Missouri. She graduated from Savannah High School in 1974. She attended Northwest Missouri State College in St. Joseph, Missouri and graduated with a B.S. degree in Accounting in July of 1977. She was a staff accountant with the public accounting firm of Melvin P. Ketter, CPA from 1977 to 1978. She passed her CPA exams and was licensed in November of 1978. She then served as a staff accountant with the public accounting firm of Bill Blanchard, CPA from 1978 to 1984. She obtained a Masters of Business Administration from NW Missouri State University in 1983. She established her own accounting firm in 1984 and was actively engaged in that business from 1984 through 1996. She was also a full time instructor at Missouri Western State College from 1985 through 1996. She served as Director of Finance for Agri-Labs from April, 1997 to 2001. She has been Chief Financial Officer of Agri-Labs since January, 2002. Her age is 46.

Edward S. Sloan, Secretary – Serves as national legal counsel for Agri-Labs. His employment is with Niewald, Waldeck & Brown in Kansas City, Missouri. He also serves as recording secretary for all Shareholder and Board of Director meetings. For the prior five years Mr. Sloan has been a partner with the Kansas City law firm of Niewald, Waldeck & Brown, P.C. Mr. Sloan is in charge of the business section of the firm. He serves as counsel to a multitude of clients handling transactional work, the formation of business entities, financial affairs and operational issues for his clients. He is 42 years old.

Cary Becker serves as Vice President of Special Projects for Agri-Labs. He was hired in this position on May 1, 1999. He is 43 years of age. He was born in Yankton, South Dakota and raised in Hartington, Nebraska. He graduated from Hartington Cedar Catholic High School. He attended and graduated from Kearney State College in Kearney, Nebraska in 1984 with a BS degree in Business Marketing & Finance, and a minor in Ag Economics and Biology. His professional background prior to joining Agri-Labs is as follows:

- 1984-1989 Ralston Purina Company/Purina Mills, Inc. Territory & District Sales Manager
- 1989-1995 Syntex Animal Health, division of Syntex Laboratories. Started as Territory Sales Manager, promoted to Regional Sales Manager in 1991.
- 1995-1999 Fort Dodge Animal Health, division of American Home Products. Regional Sales Manager.

Brett Terhaar, DVM serves as Vice President of Technical Services for Agri-Labs. He was hired in this position on June 1, 1998. He is 38 years of age. He was born and raised in Iowa. He graduated from Elk River Senior High School in 1983. He attended and graduated from Bethel College with a B.A. in Biology in 1987. Thereafter he graduated from the University of Minnesota, College of Veterinary Medicine 1991. His professional background prior to joining Agri-Labs is as follows:

- Veterinary Practitioner, Ainsworth Veterinary Clinic Ainsworth, NE 1991-1992
- Veterinary Practitioner, Waconia Veterinary Clinic, P.A. Waconia, MN 1992-1993
- Technical Services Manager, Syntex Animal Health, West Des Moines , IA 1993-1995
- Director, Technical Services/Research Farm, Diamond Animal Health, Winterset, IA 1995-1997
- Technical Services Manager, Hoffmann-LaRoche, Inc., Winterset, IA 1997-1998

Dr. Terhaar's primary responsibilities as Vice President of Technical Services are to provide leadership and direction to the Technical Services group of Agri-Labs. In this position he oversees the use of technical service resources to coordinate research with sales and marketing, and customer service of the firm. He is also responsible for insuring for the proper training of the distribution network in an efficient and cost effective manner.

RENUMERATION OF DIRECTORS AND OFFICERS

Title	Total Annual Compensation
Chief Executive Officer, President & Chairman of the Board, and	$326,042
Vice President of Research and Development	$332,660
Vice President of Business Development	$194,796
All Officers and Directors as a Group (Note: This consists of 8 Officers and 2 Directors who were compensated)	$1,588,824

There are two (2) stock option plans approved by the Board of Directors as follows:

1. **Executive Share Appreciation Plan**. Agri-Labs has established a Restated Executive Share Appreciation Plan ("Plan") under which any employee who is recommended by the CEO and approved by the Board of Directors may be granted Share Units, which is a unit of future incentive compensation tied with the book value of a share of Agri-Labs' stock at the time the units are granted. The Share Units granted vest 20% per year over a five-year period. The holder of the Share Unit may convert the units to shares, but is not obligated to do so. Upon termination of employment the employee holding the units is entitled to receive as deferred compensation the full appreciation in the book value of the shares underlying the units at the time of termination over the original book value at the time the units were granted. Only one employee has been granted such units. The CEO Steve Schram has 15,000 Class A Share Units, all of which are fully vested. The book value of the Class A shares at the time Class A Share Units were granted and the strike price for conversion of the units is $8.56 per share. The Units were granted on January 1, 1997.

2. **Incentive Stock Option Plan**. Agri-Labs has also established an Incentive Stock Option Plan ("Incentive Plan"). Under the Incentive Plan key executive employees selected by the Board of Directors may from time to time be granted options to purchase shares at the current book value of the shares. The total number of shares which may be granted under the Incentive Plan is currently limited to 40,000 shares. The options must be exercised during the option period as specified in the Stock Option Agreement which shall not exceed 10 years from the date the option is granted. The following employees have been granted options on Class B shares:

Name	Options	Exercise Price	Date of Exercise
Cary Becker	**2,000 shares Class B**	**$13.84**	**unexercised**
Herman Haenert	**4,000 shares Class B**	**$13.84**	**unexercised**
Helen Taylor	**2,000 shares Class B**	**$13.84**	**unexercised**

William Barr	**1,000 shares Class B**	**$16.74**	**unexercised**
William Barr	**1,000 shares Class B**	**$17.73**	**unexercised**
Brett Terhaar	**1,000 shares Class B**	**$16.74**	**unexercised**
Brett Terhaar	**1,000 shares Class B**	**$16.74**	**unexercised**

3. Agri-Labs also provides a Life Insurance Policy insuring the life of its CEO Steve Schram. Death benefits that could be paid under the policy are split equally between the CEO's designated beneficiary and the Company.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Each of the 21 Shareholders of Agri-Labs currently has in place a Distribution Agreement for Agri-Labs' products. This Distribution Agreement runs for a six (6) month period and is renewed semi-annually. The Distribution Agreement between the Class A Shareholder and Agri-Labs allows for the distribution of Agri-Labs' products through the retail operation of the Class A distributor Shareholders.

Under the agreement Agri-Labs authorizes the distributor to sell its products and the distributor agrees to use its best efforts to sell these products. The sales prices are set in an exhibit to the agreement, and Agri-Labs has the unilateral right to revise these prices at its discretion. Payment for purchases by the distributor are due 30 days after invoice. Unpaid balances accrue interest at the rate of 1 ½%. Credit limits for distributors are set forth in an exhibit to the agreement. Payments due under the agreement are secured by a pledge of the distributor's Class A shares. Under the agreement the distributor agrees to keep confidential certain matters including customer lists, marketing information, proprietary product information, prices and financial information. Agri-Labs has the ability to terminate the agreement on the occurrence of certain events defined in the agreement.

The amounts of accounts receivable owed by Class A Shareholders as of November 30, 2003 and the aging report with respect to these accounts is contained in the following table:

	12/31/2003	**%**
	A/R Balance	**of A/R**
Members		
Professional Vet Products	$2,063,733.96	23.63%
Vet Pharm	$746,471.84	8.55%
Walco/Hi Pro	$203,199.81	2.33%
MWI Vet Supply	$641,760.08	7.35%
West Plains Vet	$133,001.29	1.52%

Valley Vet	$301,153.84	3.45%
Robert J. Matthews, Co	$341,997.89	3.92%
Animal Pharmaecuticals, Inc.	$359,882.51	4.12%
Animal Medic	$289,157.49	3.31%
Veterinary Pharmaceutical, Inc	$401,393.42	4.60%
Vet & Poultry	$243,497.18	2.79%
Fuller Supply Co., Inc	$207,446.66	2.38%
Jeffers, Inc	$141,551.97	1.62%
Northwest Veterinary Supply	$135,100.65	1.55%
Lakeland Vet, Inc	$43,284.89	0.50%
Wynco, LLC	$76,198.71	0.87%
Southern Livestock	$100,691.36	1.15%
Michigan Vet Supply	$8,578.17	0.10%
United Pharmacal Co., Inc	$20,200.31	0.23%
National Animal Health	$18,152.56	0.21%
Non Members	$2,257,852.41	25.85%
Totals	**$8,734,307.00**	**100.00%**

The aging of the Accounts Receivable is as follows:

Current	93.82%
30-60 Days	6.18%
Over 60 Days	0.00%
	100.00%

Two of Agri-Labs Class A shareholders have redeemed their shares and are owed payment for the redemptions under unsecured promissory notes. One note is owed to Westfalia Surge, Inc. in the amount of $192,500 without interest. The final payment for the principal amount owed on the note is due on July 15, 2004. The second note, accruing interest at 3% per annum, is owed to W & W Supply Company of Florida, Inc. The principal amount of that note is $298,654. The principal plus accrued interest is due in two equal payments on July 1, 2004 and January 2, 2005.

The Chief Executive Officer and Chairman of the Board of Directors owed a promissory note to Agri-Labs. The amount of the note as of April 30, 2003 was $3,335, including accrued interest. The note was paid off in September, 2003.

In addition to the Distribution Agreement between the Class A Shareholders and Agri-Labs, certain of the Class A Shareholders are owners of the Missouri General Partnership which owns the physical facility in which Agri-Labs maintains it corporate headquarters. K-Highway Limited Partnership is a Missouri Limited Partnership in which the only asset is the real estate and improvements located at 20927 State Route K in St. Joseph, Missouri. The General Partner of the Partnership is K-Highway General Partnership, Inc., a Missouri Corporation, which is wholly owned by Steve Schram, the CEO and Chairman of the Board of Directors of Agri-Labs.

Agri-Labs leases its physical facilities, a warehouse and executive offices from the Partnership. Under the terms of the Plant Lease Agreement, Agri-Labs is currently obligated to pay a monthly rent of $28,140.

Agri-Labs has loaned $1 million to Diamond Animal Health, Inc., a manufacturer and supplier of the TITANIUM® and MASTERGUARD® vaccines. The loan was used to repair the roof of Diamond's manufacturing facility in Des Moines, Iowa and to purchase equipment. The amount owed on the loan is $750,000. The loan draws interest at prime interest rate and is scheduled to be paid off as follows: $250,000 in 2004 and $500,000 in 2005. The loan is referred to in Note 3 to the audited financial statements attached hereto.

PRINCIPAL STOCKHOLDERS

The following table reflects the beneficial ownership of voting securities of Agri-Labs, Class A shares, for each person who is a director:

Director	Company through which Stock Owned	Shares Owned	Percentage of Outstanding Class A Shares
Floyd Lewis 1504 S. 36th Yakimo, WA 98909-1846	Animal Pharmaceuticals, Inc.	15,000	5%
Walt Evans 3705 Pear Street St. Joseph, MO 64503	Double E	15,000	5%
Bill Fuller 3004 Woodleigh Road Birmingham, AL 35223	Fuller Supply Company	15,000	5%
Dale Steege 14101 West 62nd Street Eden Prairie, MN 55344	Lakeland Veterinary Supply Co.	15,000	5%
Dr. Lionel Reilly 10077 South 134th Street Omaha, NE 68138	Professional Veterinary Products	15,000	5%
Dr. Robert K. Matthews 2850 Nave Road SE Massilon, OH 44646	Robert J. Matthews Co.	15,000	5%
Dr. Arnold Nagely East Highway 36 Marysville, KS 66508	Valley Veterinary Clinic, P.A.	15,000	5%
Chuck VanderPloeg 392 15th Street, NE Sioux City, IA 51250	Vet Pharm, Inc.	15,000	5%
Steve Schram CEO & Chairman of the Board of Directors 20927 State Route K St. Joseph, MO 64505		15,000 Share Units convertible to shares at $8.56 share	4.76%
Officers and Directors as a Group:		120,000 shares 15,000 Share Units	42.85%

The following table reflects the ownership of Class B shares, non-voting securities of Agri-Labs for each of the three highest paid persons who are officers or directors, and for all officers and directors as a group:

Name	No. of Shares	Percentage of Outstanding Class B Shares Before Offering	Percentage of Class B Shares After the Offering - Maximum
Steve Schram CEO & Chairman of the Board of Directors 20927 State Route K St. Joseph, MO 64505	5,600	6.0635%	2.91%
Herman Haenert Vice President of Business Development 20927 State Route K St. Joseph, MO 64505	4,070	4.4069%	2.11%
All Officers and Directors as a Group	21,439	23.2134%	7.333%

DESCRIPTION OF SECURITIES

Agri-Labs' Articles of Incorporation and Amendments thereto authorize the issuance of 800,000 shares, consisting of authority to issue 400,000 shares of Class A common stock, 200,000 shares of Class B common stock, and 200,000 shares of Class C common stock. There are currently 300,000 shares of Class A common stock outstanding. Prior to this Offering it has issued 123,076 shares of Class B common stock and it has redeemed 30,920 shares of Class B common stock. There are currently 92,126 shares of Class B common stock outstanding.

Holders of Class A common stock are entitled to one vote per each Class A share held. Class A shareholders are entitled to vote on any matter for which shareholders are entitled to vote pursuant to the Bylaws of Agri-Labs. The voting rights of the holders of Class A shares are non-cumulative, which means that more than 50% of the Shares voting for the election of directors can elect all of the directors if they so choose. Class A shareholders are all entities that are retail distributors of Agri-Labs' products.

Class B and Class C shares are non-voting shares which only entitle Class B and Class C shareholders to dividends, if declared The declaration of dividends is discretionary with the Board of Directors and the Board is not obligated to declare dividends equally across all classes of shares and it may act preferentially with respect to one or more classes of shares. Historically, the Board has declared dividends with respect to Class B shares every calendar year from 1987 through 2002. It has not declared dividends on Class A shares. The first dividend on Class B shares was $0.25 per share in 1987. The dividend has been a $1.10 per share every year since 1998. For the years 2000 to 2002 those dividends have been prorated to reflect the length of ownership of the shares. Going forward, it is the intention of the Board to declare dividends on Class B and C shares equally prorated to reflect the length of ownership of Class B and C shares, but not Class A shares.

Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees. Class B shares are offered to create an incentive within Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network promotes brand loyalty and allows the marketing force to participate, through dividends, in the overall profitability of the Company.

Class C shares will only be offered to licensed and practicing veterinarians or business entities comprised of veterinarians who qualify by purchasing minimum levels of Agri-Labs' products. The Class C shares must be purchased in 1,000 share increments. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' product in years subsequent to purchase ($20,000 in TITANIUM® and/or MASTER GUARD® vaccine sales or $75,000 in annual general product sales) Agri-Labs will have the option to redeem the Shares at the then current book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

The Class B and C shares when duly issued and sold pursuant to this Offering will be fully paid and non-assessable. Class A, B and C shares have equal rights with respect to any preference on liquidation.

None of the shares have any preemption rights or conversion rights. All of the shares, Class A, B and C shares are subject to redemption rights contained in the Bylaws of Agri-Labs.

Class C shares will only be offered to licensed and practicing veterinarians or business entities comprised of veterinarians. Purchasers must qualify by generating minimum levels of Agri-Labs' product sales. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' products in the years subsequent to purchase ($75,000 of annual sales of_ general products or $20,000 in vaccine sales of TITANIUM® and /or MASTER GUARD®) Agri-Labs will have the option to redeem the Shares at their then current book values, as determined pursuant to the corporation's Bylaws.

Pursuant to Agri-Labs' Bylaws certain other acts or events will be deemed a "transfer" which will trigger the option of Agri-Labs to redeem the Class A, B or C Shares at book value and terminate the shareholder's ownership of the Shares. These acts include the breach of any contract by the shareholder existing between the shareholder and Agri-Labs, including but not limited to a breach of any confidentiality agreement, distribution agreement, license agreement or consignment agreement. Further, it includes termination of employment with Agri-Labs or a Class A shareholder, termination of the current Distribution Agreement between Agri-Labs and the Class A shareholder, or acquiring an equity ownership interest in a competitor of Agri-Labs within the animal biologicals or pharmaceuticals business. Also, if an individual Class C shareholder ceases to be engaged in the practice of veterinarian medicine, (by death, retirement or for any other reason), or if a business or entity comprised of a group shall be dissolved, merged or discontinue the active practice of veterinary medicine Agri-Labs will have the option to repurchase the Class C shares at the then current at book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Indemnification Of Officers, Directors and Employees. As authorized by Delaware Corporation Code, the Bylaws of Agri-Labs provide that every person who is a director, officer or employee of the corporation shall be indemnified by Agri-Labs to the fullest extent permitted by the Delaware General Corporation Law. Further, Agri-Labs, if authorized by the Board of Directors, may purchase and maintain insurance on behalf of any such person to the fullest extent permitted by the Delaware General Corporation Law.

Limited Transferability And Lack Of Market Ability. The Class B and C shares purchased in this Offering are being offered in reliance on an exemption under Section 3(b) of the '33 Act and Regulation A. These Shares, as well as the Class A shares, are also subject to substantial further restrictions on transfer as contained in the Bylaws of Agri-Labs. Pursuant to these restrictions, the Shares may not be sold or otherwise transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the Shares, Agri-Labs has an option or right of first refusal to purchase the Shares at book value. This option must be exercised by written notice within 60 days of the next regularly scheduled Board of Directors meeting following the Company's receipt of written notice of the proposed transfer. The purchase price is the book value determined by the Company's accountants at the end of the month preceding the date Agri-Labs provides written notice of its intent to exercise its option, and the closing on the purchase must occur within 30 days after the aforestated 60 day period.. If Agri-Labs does not purchase the Shares, the Shares may be transferred subject only to the requirement the Shares have been registered or confirmation that the transaction is exempt from registration under the '33 Act.

There is no public market for the Shares and there can be no assurance that a market will develop. The Shares will not be traded on any established market. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment should they choose to do so. The Shares should be purchased for long-term investment purposes only.

TERMS OF THE OFFERING

All purchasers will be required to execute a written Subscription Agreement to purchase either Class B or Class C shares. This Offering is being undertaken directly by Agri-Labs without an underwriter. Under the terms of the Offering, Agri-Labs is proposing to offer up to 100,000 shares of Class B stock and up to 100,000 shares of Class C stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A and B shares). The current book value is $20.20 per share. After qualification, the offering price will be adjusted after each fiscal quarter to reflect the current book value. In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $5,000,000. At the time of making any adjustment, the aggregate offering amount will be recalculated considering the shares already sold under the Offering and the shares to be sold at the new adjusted price. If the recalculated new aggregate offering amount would exceed $5 million the Company will either lower the aggregate number of shares it will issue under this Offering or it will not adjust the price. In either event it will be mathematically impossible to exceed $5 million under any future adjustment based on terms disclosed in any supplemental Offering Circular. Class B shares must be purchased in minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. Class B and C shares are non-voting shares which will only entitle Class B and C shareholders to dividends, if declared. Since the year 2000, Agri-Labs has pro-rated these dividends to reflect the length of time the Class B shares have been held during the year for which the dividend was declared. It intends to prorate dividends to Class B and C shareholders in the future consistent with this practice.

Plan of Distribution

The Class B and C shares will be offered directly by Agri-Labs management. The individuals who will participate in the offer and distribution of the shares will be Steve Schram, the Chief Executive Officer of the Company, Cary Becker, Vice President of Special Projects and Helen Taylor, the Chief Financial Officer. None of these individuals are subject to statutory disqualifications as defined in Section 3(a)(39) of the Securities and Exchange Act of 1934 ("1934 Act"), nor will any of them be compensated in connection with their participation in the offering by commission or other transaction-based compensation. Further, none of these individuals are associated persons of a broker-dealer, and all of them meet the conditions stated in Rule 3a4-1(a) (4) (ii) under the 1934 Act. None of these individuals will be deemed a broker by virtue of compliance with Rule 3a4-1.

Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees. Ownership of Class A shares is limited to entities that have a current Distribution Agreement for Agri-Labs' products. Class B shares are offered to create an economic incentive within Agri-Labs' distribution networks for the sales force to market Agri-Labs' products. This ownership stake of the distribution network promotes brand loyalty and allows the marketing force to participate in the profitability of the Company.

Class C shares will only be offered to licensed and practicing veterinarians or business entities comprised of veterinarians. Purchasers must qualify by generating minimum levels of Agri-Labs' product sales. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' products in the years subsequent to purchase ($75,000 of annual sales of general products or $20,000 in vaccine sales of TITANIUM® and /or MASTER GUARD®) Agri-Labs will have the option to redeem the Shares at their then current book values, as determined pursuant to the corporation's Bylaws.

Pursuant to Agri-Labs' Bylaws certain other acts or events will be deemed a "transfer" which will trigger the option of Agri-Labs to redeem the Shares at book value and terminate the shareholder's ownership of the Shares. These acts include the breach of any contract by the shareholder existing between the shareholder and Agri-Labs, including but not limited to a breach of any confidentiality agreement, distribution agreement, license agreement or consignment agreement. Further, it includes termination of employment with Agri-Labs or a Class A shareholder, termination of the current Distribution Agreement between Agri-Labs and the Class A shareholder, or acquiring an equity ownership interest in a competitor of Agri-Labs within the animal biologicals or pharmaceuticals business. Also, if an individual Class C shareholder ceases to be engaged in the practice of veterinarian medicine, (by death, retirement or for any other reason), or if a business or entity comprised of a group shall be dissolved, merged or discontinue the active practice of veterinary medicine Agri-Labs will have the option to repurchase the Class C shares at the then current at book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Agri-Labs reserves the right, in its sole discretion to refuse to accept a subscription from any person or entity, in whole or in part, for any reason or for no reason. This Offering will commence upon the date of this Offering Circular and will be done on a continuous basis thereafter until all of the allotted Shares are sold. The Offering is not contingent upon achieving a minimum offering by a specific date or ever. No escrow account has been established for deposit of the Offering proceeds. Subscription funds will be paid directly to Agri-Labs, and Agri-Labs will have immediate access to such funds. Subscriptions are irrevocable.

How To Subscribe. A purchaser of Class B or Class C shares must execute a "Subscription Agreement" which must be completed in full, signed and returned to Agri-Labs. The Subscription Agreement and full purchase price for the Shares should be delivered in person to Agri-Labs or by mail to:

Agri-Laboratories, Ltd
Attn: Steve Schram, CEO
20927 State Route K
St. Joseph, MO 64505

LITIGATION

Agri-Labs is not involved in any litigation nor is it aware of any such litigation that is threatened as of the date of this Offering Circular.

LEGAL MATTERS

The validity of the Class B and Class C shares being offered by Agri-Labs and certain legal matters will be passed upon for Agri-Labs by Morris, Laing, Evans, Brock & Kennedy, Chartered with offices in Wichita, Kansas and Topeka, Kansas.

EXPERTS

The financial statements of Agri-Labs as of December 31, 2001 and as of December 31, 2002, included in this Offering Circular have been audited by Kane, Mitchell & Co., L.L.C., Certified Public Accountants as stated in the report attached hereto as Exhibit H and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

Agri-Labs will make available to potential investors and their advisors any non-confidential or non-proprietary materials available to Agri-Labs and will answer all inquiries from potential investors and their advisors, other than proprietary or confidential matters, concerning the operation of Agri-Labs, its management, any other matters relating to the business and assets of Agri-Labs and this Offering and sale of Class B and Class C shares. In order to obtain additional information, please contact the CEO, Steve Schram or CFO, Helen Taylor at:

Agri-Laboratories, Ltd
20927 State Route K
St. Joseph, MO 64505
Phone: (816) 233-9533
Fax: (816) 233-9546

We have not authorized anyone to provide you with information different from that contained in this Offering Circular. This Offering Circular is an offer to sell, or a solicitation of offers to buy Class B and Class C shares of common stock only in jurisdictions where offers and sales are permitted.

Kane, Mitchell & Co. L.L.C.
Certified Public Accountants

Independent Accountant's Report

Board of Directors
Agri-Laboratories, Ltd.
St. Joseph, Missouri

We have audited the accompanying consolidated balance sheets of Agri-Laboratories, Ltd., as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agri-Laboratories, Ltd. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Kane, Mitchell & Co. LLC.
February 26, 2004

12351 West 96th Terrace, Suite 106, Lenexa, Kansas 66215-4410, (913) 894-1065, Fax (913) 894-1083

Agri-Laboratories, Ltd.
Consolidated Balance Sheets
December 31, 2003 and 2002

	2003	2002
CURRENT ASSETS		
Cash	$ -	$ -
Accounts receivable - customers	8,734,307	12,958,653
Accounts receivable - others	629,506	845,337
Notes receivable - supplier	250,000	250,000
Inventory	14,274,987	12,920,023
Prepaid expenses	31,430	16,378
Deferred income taxes	250,800	210,914
Total Current Assets	24,171,030	27,201,305
Equipment	214,461	237,761
Other assets, at cost	20,654	20,577
Notes receivable - supplier	500,000	750,000
Marketing rights, at amortized cost	600,000	675,000
Trademarks, at amortized cost	79,020	88,620
Total Assets	$ 25,585,165	$ 28,973,263
CURRENT LIABILITIES		
Accounts payable	$ 7,092,216	$ 9,934,523
Line-of-credit note payable	5,794,680	6,572,801
Accrued expenses	3,857,900	3,755,698
Income taxes payable	274,081	164,103
Stock redemption notes payable	293,325	96,250
Dividend payable	101,320	96,041
Total current liabilities	17,413,522	20,619,416
Stock redemption notes payable	197,075	96,250
Deferred income taxes	54,751	45,461
Total liabilities	17,665,348	20,761,127
STOCKHOLDERS' EQUITY		
Common stock	392,126	421,046
Additional paid-in capital	456,326	999,772
Retained earnings	7,071,365	6,791,318
Total stockholders' equity	7,919,817	8,212,136
Total liabilities and stockholders' equity	$ 25,585,165	$ 28,973,263

The accompanying notes are an integral part of these financial statements.

Agri-Laboratories, Ltd.
Consolidated Statements of Income
Years Ended December 31, 2003 and 2002

	2003	2002
Net sales	$ 80,639,760	$ 86,792,466
Cost of goods sold	63,728,038	68,595,757
Gross profit	16,911,722	18,196,709
Marketing & administrative	15,579,527	16,391,862
Research & development	497,208	302,043
	16,076,735	16,693,905
Income from operations	834,987	1,502,804
Other income (expense)		
Other income	49,340	98,970
Interest income	33,900	44,403
Interest expense	(265,982)	(208,046)
Income before income taxes	652,245	1,438,131
Provision for income taxes	270,000	575,200
Net income	$ 382,245	$ 862,931
Basic net income per share - Class A	$ 0.70	$ 1.80
Basic net income per share - Class B	$ 1.80	$ 2.90
Dilutive net income per share - Class A	$ 0.59	$ 1.59
Dilutive net income per share - Class B	$ 1.69	$ 2.69

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Consolidated Statements of Cash Flows
Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 382,245	$ 862,931
Items not requiring cash:		
Depreciation	82,542	82,250
Amortization	86,161	86,229
Deferred income tax	(30,596)	114,657
Gain on investments	(7,162)	(18,992)
Changes in:		
Accounts receivable	4,440,177	(7,222,443)
Inventory	(1,354,964)	(2,341,190)
Prepaid expenses	(15,052)	(8,470)
Accounts payable	(2,842,307)	6,451,341
Accrued expenses	102,202	(178,248)
Income taxes	109,978	98,948
Net cash provided by (used in) operating activities	953,224	(2,072,987)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from investments		38,000
Purchase of equipment	(59,242)	(49,980)
Collection of notes receivable	255,524	15,992
Loan to supplier		(1,000,000)
Marketing rights		(750,000)
Net cash provided by (used in) investing activities	196,282	(1,745,988)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Line of credit, net	(778,121)	3,833,248
Dividends paid	(96,919)	(85,921)
Proceeds from Class B stock	98,753	188,864
Redemption of Class A stock	(293,250)	(96,250)
Redemption of Class B stock	(79,969)	(25,625)
Net cash provided by (used in) financing activities	(1,149,506)	3,814,316
Net increase in cash	-	(4,659)
Cash at beginning of year	-	4,659
Cash at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Consolidated Statements of Stockholders' Equity
Years ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2002	$ 427,006	$ 1,119,323	$ 6,024,428
Redemption of 15,000 shares of Class A stock	(15,000)	(273,750)	
Issuance of 10,440 shares of Class B stock	10,440	178,424	
Redemption of 1,400 shares of Class B stock	(1,400)	(24,225)	
Dividends declared on Class B stock			(96,041)
Net income for the year			862,931
Balance, December 31, 2002	421,046	999,772	6,791,318
Redemption of 30,000 shares of Class A stock	(30,000)	(561,150)	
Issuance of 5,130 shares of Class B stock	5,130	93,623	
Redemption of 4,050 shares of Class B stock	(4,050)	(75,919)	
Dividends declared on Class B stock			(102,198)
Net income for the year			382,245
Balance, December 31, 2003	$ 392,126	$ 456,326	$ 7,071,365

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

Note 1: Summary of significant accounting policies

Nature of Business -- Agri-Laboratories, Ltd. is a sales and marketing company that markets private labels and distributes pesticides, insecticides, pharmaceuticals, and biologicals in the animal health market. The Company is owned by its distributors. The Company has an option to purchase Class A common stock of the distributors / stockholders generally at net book value upon cancellation or termination of the Distribution Agreement.

Principals of Consolidation -- The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Tradewinds, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Inventory – Inventory is stated at the lower of cost (average cost method) or market.

Property and Depreciation – Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Intangible Assets – Intangible assets relate to acquisition costs for trademarks and for marketing rights. Trademark acquisition costs are amortized over fifteen years. For the years ended December 31, 2003 and 2002, amortization expense included $9,600 related to trademark acquisition cost for each year. The cost of the marketing rights are being amortized over a term of the agreement (ten years). For the year ended December 31, 2003 and 2002, amortization expense included $75,000 for these marketing rights for each year.

Deferred Tax Assets and Liabilities – Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Income recognition – The Company records revenue at the time products are shipped to the customers. The Company does not allow for the return of merchandise except for certain sales of pharmaceuticals and biological products where there is an expiration date less than six months at the date of the sale. These products, if not sold by the customer, are returnable to the Company. A reserve for obsolescence is recorded by the Company, which includes estimated returns under this policy.

Net income per share
Basic net income per share amounts are computed based on the weighted-average number of common shares outstanding. For purposes of diluted net income per share, the proceeds from the exercise of all stock options have been used to reduce bank debt. The reduction in interest expense, net of income taxes, and the additional dividends on the exercised Class B stock options have been included as modifications in computing diluted net income per share.

Reclassification of Accounts – Certain reclassification of accounts in 2002 were made to conform with the 2003 presentation. These reclassification had no effect on net income.

Note 2: Equipment

Equipment is recorded at cost and is comprised of the following:

	2003	2002
Equipment	$ 719,615	$ 660,753
Less accumulated depreciation	505,534	422,992
	$ 214,081	$ 237,761

Note 3: Notes Receivable – Supplier

The company has advanced a supplier under a note receivable. The note has interest at the prime interest rate. The note is due as follows:

2004	$ 250,000
2005	500,000
	$ 750,000

Note 4: Marketing Rights

The company has entered into an agreement to be the exclusive distributor and to have access to certain products with an unrelated third party. The costs of obtaining these rights are being amortized over the term of the agreement. The agreement also specifies certain minimum purchase amounts to be made each year. If the purchase minimums are not met, the company may pay an additional amount to retain the exclusive marketing rights. For the year ended December 31, 2003 and 2002, the purchase minimums were substantially met and no additional amounts are due under the agreement.

Note 5: Income Taxes

The provision for income taxes includes these components:

	2003	2002
Taxes currently payable	$ 300,596	$ 460,543
Deferred income taxes	(30,596)	114,657
	$ 270,000	$ 575,200

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2003	2002
Deferred tax assets:		
Accrued compensation	$ 72,056	$ 72,056
Inventory overhead costs capitalized for tax purposes	60,723	42,102
Inventory	78,480	56,067
Accrued expense	39,541	40,689
	250,800	210,914
Deferred tax liabilities:		
Accumulated depreciation	(54,751)	(45,461)
Net deferred tax asset	$ 196,049	$ 165,453

Note 5: Income Taxes (continued)

The above net deferred tax asset is presented on the balance sheets as follows:

	2003	2002
Deferred tax asset – current	$ 250,800	$ 210,914
Deferred tax liability – long term	(54,751)	(45,461)
Net deferred tax asset	$ 196,049	$ 165,453

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2003	2002
Computed at the statutory rate 34%	$ 221,763	$ 488,965
Increase (decrease) resulting from:		
Non-deductible officers' life insurance costs	4,533	4,533
Non-deductible travel and entertainment cost	30,600	23,800
State income taxes – net of federal tax benefit	14,822	46,456
Other	(1,718)	11,446
Actual tax provision	$ 270,000	$ 575,200

Note 6: Line-of-Credit Note Payable

The Company has a line of credit in the amount of $11,000,000 which expires on July 1, 2004. The line has an adjustable interest rate. At December 31, 2003, the interest rate was 3.25%. At December 31, 2003, $5,794,680 was borrowed on this line of credit.

The line of credit is secured by the Company's accounts receivables, inventory and other collateral. The line of credit requires the Company to maintain a tangible net worth of at least $6,000,000 as defined in the loan agreement and to not have debt exceed four times consolidated tangible net worth. At December 31, 2003, the ratio of debt to tangible net worth was 2.97.

Note 7: Related Party Transactions

Agri-Laboratories, Ltd. has entered into a lease agreement with K Highway Limited Partnership for use of the facilities at 20927 State Route K in St. Joseph, Missouri. The Company has the option to extend the lease for two five-year periods subject to rent increases due to changes in the consumer price index. Agri-Laboratories, Ltd. is responsible for insurance, maintenance and property taxes during the terms of the lease. Most of the limited partners in the partnership are distributors of Agri-Laboratories, Ltd.

The Company is owned by its Class A stockholders who are the primary customers. Sales are principally to Class A stockholders. The accounts receivable customers are primarily due from Class A shareholders.

The Company had note receivable in the amount of $5,524 at December 31, 2002, from an officer. The note bears interest at 8 percent. It is included in Other Assets on the financial statements. The note was repaid in 2003.

The Company has a note payable on the redemption of Class A stock in the amount of $96,250 at December 31, 2003. The note is non interest bearing and is due on July 15, 2004.

The Company has a note payable on the redemption of Class A stock in the amount of $195,000 at December 31, 2003. The note bears interest at a floating rate and is due in equal installments on February 28, 2004 and 2005.

The Company has a note payable on the redemption of Class A stock in the amount of $199,150. The note bears interest at a floating rate and is due in equal installments on July 1, 2004 and 2005.

Note 8: Retirement Plan

The Company has adopted a 401(k) retirement plan covering substantially all of its employees. The plan calls for the Company to match up to 50 percent of the employee's salary reduction contribution, up to the maximum dollar limit allowed on deferrals by the Internal Revenue Service. For the years ended December 31, 2003 and 2002, the Company's matching share totaled $115,920 and $121,544, respectively. The Company is eligible to make discretionary contributions. The Company's contributions vest 20% each year after two years of service.

Note 9: Operating Leases

Agri-Laboratories, Ltd. leases facilities at 20927 State Route in St. Joseph, Missouri under an operating lease agreement with K Highway Limited Partnership which expires on December 31, 2005.

Future minimum lease payments at December 31, 2003 are:

2004	337,680
2005	337,680

The Company has the option to renew the lease for two additional five-year periods with the base rent increasing by the increase in the consumer price index at the beginning of each five-year option period.

For the years ended December 31, 2003 and 2002, the Company's rental expense was $337,680 in both years.

Note 10: Classes of Stock

The total number of shares of all classes of common stock which the Company has authorized, issued, and outstanding is as follows:

	Authorized	2003	2002
Common Stock, par value $1 a share Class A	400,000	300,000	330,000
Common Stock, par value $1 a share Class B	200,000	92,126	91,046
Common Stock, par value $1 a share Class C	200,000		
		392,126	421,046

Class B stock is non-voting. There are no other preferences on either class of stock. Currently, the Company has been paying dividends only on Class B stock. The Company authorized 200,000 shares of Class C stock in 2003. None has been issued. The stock is also non-voting.

Agri-Laboratories, Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

Note 11: Additional Cash Flow Information

	2003	2002
Noncash investing and financing activities		
Class A stock redemption for note payable	$ 394,150	$ 192,500
Additional cash payment information		
Interest paid	$ 267,587	$ 198,010
Income taxes paid, net	$ 190,618	$ 430,000

Note 12: Major Customers

Sales to a single customer which accounted for 10% or more of the Company's net sales in each year are $18,887,000 and $13,659,000 in 2003 and $17,590,000, and $11,960,000 in 2002.

Note 13: Stock Compensation Plans

Agri-Laboratories, Ltd. has stock-based compensation plans under which certain employees receive stock options and other equity-based awards. The plans provide for the grant of stock options and stock unit awards.

Stock options are generally granted with an exercise price equal to 100% of the market value of the share of stock on the date of grant. The options granted in 1999 were for the term of employment of the grantee. The options granted subsequent to 1999 were for terms of ten years. The total shares subject to option are 15,000 shares of Class A stock and 40,000 shares of Class B stock.

The Company has adopted the disclosure requirement of SFAS No. 123 "Accounting for Stock-Based Compensation," (SFAS 123) and as permitted under SFAS 123, applies Accounting Principles Board No. 25 (APB 25) and related interpretation in accounting for its plans. If Agri-Laboratories, Ltd. had elected to adopt the optional recognition of SFAS 123 for its stock option plans, net income would have decreased by $12,001 and $12,001 for the years ended December 31, 2003 and 2002, respectively. The fair value of stock options used to compute these pro forma disclosures is the estimated fair value at grant date using the Black-Scholes option pricing model.

At December 31, 2003 there were 43,000 options outstanding with a range of exercise price of $8.56 to $19.50 per share. The weighted average remaining life of the options was 7.4 years and the weighted average price was $13.35. Of these, 26,800 options were exercisable at December 31, 2003 with a weighted average price of $11.40.

Note 14: Net Income Per Share

The net income per share is calculated by determining the undistributed and distributed net income per share. The Company has declared dividends only on Class B stock. There are no preferences between the Class A and Class B common shares. In calculating dilutive net income per share, it is assumed the weighted-average proceeds of the exercise of all the options are applied as a reduction of bank debt reducing interest expense, net of tax. Additional dividends on the exercised Class B stock options are also added to the numerator in calculating undistributed net income per share.

The amount of undistributed net income and distributed net income per share is presented below:

	2003	2002
Class A stock - basic net income per share:		
Undistributed net income per share	$ .70	$ 1.80
Distributed net income per share		
Total basic net income per share – Class A	$ .70	$ 1.80
Class B stock - basic net income per share:		
Undistributed net income per share	$ .70	$ 1.80
Distributed net income per share	1.10	1.10
Total basic net income per share – Class B	$ 1.80	$ 2.90
Class A stock – diluted net income per share:		
Undistributed net income per share	$ .59	$ 1.59
Distributed net income per share		
Total diluted net income per share – Class A	$ .59	$ 1.59
Class B stock – diluted net income per common share:		
Undistributed net income per share	$ .59	$ 1.59
Distributed net income per share	1.10	1.10
Total diluted net income per share – Class B	$ 1.69	$ 2.69

Agri-Laboratories, Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

Note 14: Net income Per Share (continued)

The computation of basic and diluted undistributed and distributed net income per share is as follows:

Class A and Class B stock, basic and dilutive undistributed net income per share:

	2003	2002
Numerator:		
Numerator for basic and dilutive undistributed net income per share:		
Net Income	$ 382,245	$ 862,931
Dividends on Class B stock	(102,198)	(96,041)
Numerator for basic undistributed net income per share	280,047	766,890
Reduction in interest expense, net of tax	12,058	13,776
Additional dividends on Class B stock options, if exercised	(30,800)	(30,800)
Numerator for dilutive undistributed net income per share	$ 261,305	$ 749,866
Denominator:		
Denominator for basic and diluted undistributed net income per share – weighted average shares	402,823	426,977
Effect of dilutive securities – employee stock options – weighted-average options	43,000	45,188
Denominator for dilutive undistributed net income per share	445,823	472,165
Basic undistributed net income per share Class A and Class B	$ .70	$ 1.80
Diluted undistributed net income per share Class A and Class B	$ .59	$ 1.59

Class B Stock – basic distributed net income per share:

	2003	2002
Numerator:		
Numerator for basic and dilutive distributed net income per share – dividends on Class B stock	$ 102,198	$ 96,041
Denominator:		
Denominator for basic and diluted distributed net income per share – weighted-average shares of Class B stock	92,960	86,869
Basic distributed net income per share – Class B	$ 1.10	$ 1.10
Diluted distributed net income per share – Class B	$ 1.10	$ 1.10

PART III - EXHIBITS

Item 1. Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation III-4
2.2	Bylaws III-17
2.3	Specimen Stock Certificates . . . . III-17 A-C
4.1	Subscription Agreement Class B Shares III-48
4.2	Subscription Agreement Class C Shares III-56
6.1	Agri-Labs Plant Lease Agreement III-64
6.2	Distribution Agreement – Class A Shareholders III-88
6.3*	Agreement between Agri-Labs and Merial III-101
6.4*	Agreement between Agri-Labs and Diamond Animal Health III-137
6.5*	Agreement between Agri-Labs and Intervet regarding Cell Line Bovine Viral Vaccine. III-162
6.6*	Agreement with Intervet regarding ONCE PM4® III-183
6.7*	Agreement with Intervet regarding Additional Antigens III-198
6.8*	2003 Superseding Letter of Understanding between Agri-Labs and Intervet and C. Fetus Supply Agreement III-217
6.9	Stock Option Plan. III-225
6.10	CEO Stock Option Plan III-229
10	Certified Public Accountant's Consent III-253
11	Opinion Regarding Legality. III-254

* Confidential Treatment has been requested under Rule 406 and confidential portions have been omitted and filed separately with the Commission.

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on June _____, 2004.

AGRI-LABORATORIES, LTD.

By: ______________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram	6/3/04	President, Chief Executive Officer and Chairman of the Board of Directors
Helen Taylor	6/3/04	Chief Financial Officer
William Fuller		Director
Floyd Lewis		Director
Dale Steege		Director
Dr. Robert Matthews		Director
Dr. Lionel Reilly		Director
Walt Evans		Director
Dr. Arnold Nagely		Director
Leon Ellin		Director
Buzzy Bluestone		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on June _____, 2004.

AGRI-LABORATORIES, LTD.

By: ______________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
________________ Steve Schram	________	President, Chief Executive Officer and Chairman of the Board of Directors
________________ Helen Taylor	________	Chief Financial Officer
William Fuller [signed]	6/3/04	Director
________________ Floyd Lewis	________	Director
________________ Dale Steege	________	Director
________________ Dr. Robert Matthews	________	Director
________________ Dr. Lionel Reilly	________	Director
________________ Walt Evans	________	Director
________________ Dr. Arnold Nagely	________	Director
________________ Leon Ellin	________	Director
________________ Buzzy Bluestone	________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on June _____, 2004.

AGRI-LABORATORIES, LTD.

By: ________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram		President, Chief Executive Officer and Chairman of the Board of Directors
Helen Taylor		Chief Financial Officer
William Fuller		Director
Floyd Lewis (signed)	6/3/04	Director
Dale Steege		Director
Dr. Robert Matthews		Director
Dr. Lionel Reilly		Director
Walt Evans		Director
Dr. Arnold Nagely		Director
Leon Ellin		Director
Buzzy Bluestone		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on June _____, 2004.

AGRI-LABORATORIES, LTD.

By: ______________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram		President, Chief Executive Officer and Chairman of the Board of Directors
Helen Taylor		Chief Financial Officer
William Fuller		Director
Floyd Lewis		Director
Dale Steege	6-3-04	Director
Dr. Robert Matthews		Director
Dr. Lionel Reilly		Director
Walt Evans		Director
Dr. Arnold Nagely		Director
Leon Ellin		Director
Buzzy Bluestone		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on June 3, 2004.

AGRI-LABORATORIES, LTD.

By: ______________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram		President, Chief Executive Officer and Chairman of the Board of Directors
Helen Taylor		Chief Financial Officer
William Fuller		Director
Floyd Lewis		Director
Dale Steege		Director
Robert K Matthews Dr. Robert Matthews	6-3-04	Director
Dr. Lionel Reilly		Director
Walt Evans		Director
Dr. Arnold Nagely		Director
Leon Ellin		Director
Buzzy Bluestone		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on June _____, 2004.

AGRI-LABORATORIES, LTD.

By: ___________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram		President, Chief Executive Officer and Chairman of the Board of Directors
Helen Taylor		Chief Financial Officer
William Fuller		Director
Floyd Lewis		Director
Dale Steege		Director
Dr. Robert Matthews		Director
Dr. Lionel Reilly	June 3 2004	Director
Walt Evans		Director
Dr. Arnold Nagely		Director
Leon Ellin		Director
Buzzy Bluestone		Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on June _____, 2004.

AGRI-LABORATORIES, LTD.

By: ________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	__________	President, Chief Executive Officer and Chairman of the Board of Directors
____________________ Helen Taylor	__________	Chief Financial Officer
____________________ William Fuller	__________	Director
____________________ Floyd Lewis	__________	Director
____________________ Dale Steege	__________	Director
____________________ Dr. Robert Matthews	__________	Director
____________________ Dr. Lionel Reilly	__________	Director
____________________ Walt Evans	6-3-04	Director
____________________ Dr. Arnold Nagely	__________	Director
____________________ Leon Ellin	__________	Director
____________________ Buzzy Bluestone	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on June _____, 2004.

AGRI-LABORATORIES, LTD.

By: ________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	__________	President, Chief Executive Officer and Chairman of the Board of Directors
____________________ Helen Taylor	__________	Chief Financial Officer
____________________ William Fuller	__________	Director
____________________ Floyd Lewis	__________	Director
____________________ Dale Steege	__________	Director
____________________ Dr. Robert Matthews	__________	Director
____________________ Dr. Lionel Reilly	__________	Director
____________________ Walt Evans	__________	Director
Arnold B. Nagely Dr. Arnold Nagely	6-3-04	Director
____________________ Leon Ellin	__________	Director
____________________ Buzzy Bluestone	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on June _____, 2004.

AGRI-LABORATORIES, LTD.

By: ____________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
______________________ Steve Schram	__________	President, Chief Executive Officer and Chairman of the Board of Directors
______________________ Helen Taylor	__________	Chief Financial Officer
______________________ William Fuller	__________	Director
______________________ Floyd Lewis	__________	Director
______________________ Dale Steege	__________	Director
______________________ Dr. Robert Matthews	__________	Director
______________________ Dr. Lionel Reilly	__________	Director
______________________ Walt Evans	__________	Director
______________________ Dr. Arnold Nagely	__________	Director
[signature] Leon Ellin	6/3/04	Director
______________________ Buzzy Bluestone	__________	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri on June _____, 2004.

AGRI-LABORATORIES, LTD.

By: ________________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram		President, Chief Executive Officer and Chairman of the Board of Directors
Helen Taylor		Chief Financial Officer
William Fuller		Director
Floyd Lewis		Director
Dale Steege		Director
Dr. Robert Matthews		Director
Dr. Lionel Reilly		Director
Walt Evans		Director
Dr. Arnold Nagely		Director
Leon Ellin		Director
Buzzy Bluestone [signed: Buzzy Bluestone]	6-2-04	Director

Kane, Mitchell & Co. L.L.C.
Certified Public Accountants

EXHIBIT 10

June 2, 2004

To the Board of Directors
Agri-Laboratories, Ltd.
20927 State Route K
St. Joseph, MO 64505

The undersigned firm consents to the inclusion in the Form 1-A filing with the Securities and Exchange Commission, our audit report of the financial statements of Agri-Laboratories, Ltd., as of and for the periods ended December 31, 2002, and December 31, 2003, and to the reference of our firm therein.

Kane, Mitchell & Co. L.L.C.

Kane, Mitchell & Co., L.L.C.

12351 West 96th Terrace, Suite 106, Lenexa, Kansas 66215-4410, (913) 894-1065, Fax (913) 894-1083